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03055091

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 0-49888

Randgold Resources Limited
(Translation of registrant's name into English)

La Motte Chambers, La Motte Street, St. Helier, Jersey, JE1 1BJ, Channel Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F **X** Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached to the Registrant's Form 6-K Filing for the month of April 2003, and incorporated by reference herein, are:

Exhibit No.	Description	Page
1.	Randgold Resources – 2002 Annual Report	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD RESOURCES LIMITED



By: ________________________
David J. Haddon
Group Company Secretary

Dated: April 7, 2003

Exhibit 1

5


Jan 00
Mar 00
Jun 00
Sep 00
Dec 00
Jan 01
Mar 01
Jun 01
Sep 01
Dec 01
Jan 02
Mar 02
Jun 02
Sep 02
Dec 02

Delivering value, developing opportunity

RANDGOLD RESOURCES

2002 • ANNUAL REPORT

RANDGOLD RESOURCES LIMITED

(Incorporated in Jersey, Channel Islands)
Registration Number 62686

6

Contents

Salient Features



- Net profit for the year of US$66 million
- US$32.5 million raised on Nasdaq listing
- Morila's second full year continues to highlight its quality
  - *1 052 816 ounces of gold produced*
  - *Cash profit of US$250 million**
  - *Total cash cost of US$74 per ounce**
- Despite more than a million ounce production, reserve base at Morila remains the same as last year

Year ended

US$000	31 Dec 2002	31 Dec 2001
Operating profit from mining activity*	100 021	31 999
Exploration and corporate expenditure	16 686	9 187
Depreciation and amortisation	8 765	7 097
Net profit	65 728	17 759
Total assets	173 858	119 554
Shareholders' equity	118 985	30 497
Market capitalisation at year end	406 104	106 695
Earnings per share (US$)	2.61	0.58

* *Refer note 24: Notes to the Annual Financial Statements pg 84*

Highlights of 2002




Nasdaq Listed: GOLD
July 11, 2002
RESOURCES
NASDAQ



MORILA

becomes a ***million-ounce-per-year producer***, meeting its annual target within nine months and maintaining its record of exceeding expectations.

Share price increases by 127% since successful Nasdaq listing achieves objectives of improving tradeability, broadening shareholder base.

Additional reserves in high-grade area defined at Morila; new geological model confirms **further upside** within mining area.


Payshoot axis
High grade zone
Northern Pit
N
Potential orebody extension
150 m.g/t
100 m.g/t
50 m.g/t
0 m.g/t
Southern Pit
800 m

All hedges (other than those required for Morila project finance) closed out, enabling Randgold Resources to participate in strong ***gold price recovery.***



US$ per ounce
380
370
360
350
340
330
320
300
290
280
270
260
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
2002
2003

Gold Price (London pm Fix)

Randgold's quarterly output and profits soar

COMPANY REPORTER
DON – Randgold Resources, ondon and Nasdaq listed min-

Randgold Resources joins elite index
RANDGOLD Resources has been included in the FTSE gold mines index. Criteria for membership of

pours its millionth ounce of gold
African gold mine Morila, owned by Randgold ces and ... on Tuesday poured its

RANDGOLD TO BASK IN GOLD
Randgold Resources has changed its Nasdaq trading symbol from RRUS to GOLD

andgold's Mali mine among world's best

. . Randgo

Record profit and production levels reached as net profit increases by 270% to US$65.7 million and attributable production by 67% to 421 126 ounces.



If it's there.
we'll find it.
RANDGOLD
RESOURCES

Increasing cash reserves being used to ***fund further growth:*** *aggressive exploration programmes continue, and grassroots as well as partnership opportunities are being reviewed globally.*

Feasibility-stage projects are both advanced and appear to be ***commercially viable;*** *new field campaign starts in Mali, Senegal and Côte d'Ivoire.*



Our mission is to achieve superior returns on equity through the discovery, management and exploitation of resource opportunities, focusing on gold.

10

Corporate Objectives



OUR management philosophy is based on five principles

- Technical competence and accountability at all levels
- Team effectiveness
- Strategic planning
- Participative management culture
- Short interval control systems

We will

- Focus on high-quality low-cost mining opportunities;
- Continue clear and timely communication with the investment community;
- Retain and develop our existing skills and acquire new skills to fuel our future development;
- Grow.

11

Corporate Profile



Randgold Resources is an international gold mining and exploration business focused in Africa, incorporated in the Channel Islands in 1995 and listed on the London Stock Exchange in 1997 and on Nasdaq in 2002. Its mission is to achieve superior returns on equity through the discovery, management and exploitation of gold-focused resource opportunities.

It has to date discovered the 7 million ounce Morila deposit in southern Mali, the 1.5 million ounce Yalea deposit in western Mali and the 3 million ounce Tongon deposit in the Côte d'Ivoire. The Company successfully developed the Morila deposit into one of the world's largest and highest-margin gold mines which, in 2002, produced just over 1 million ounces at a total cash cost of US$74 per ounce*.

Randgold Resources has an advanced feasibility project at Loulo in Mali and a prefeasibility project at Tongon in Côte d'Ivoire. In addition, it has a portfolio of prospective exploration projects in Mali, Côte d'Ivoire, Senegal and Tanzania.

* *Refer note 24: Notes to the Annual Financial Statements pg 84*

"Since its inception, Randgold Resources has been single-mindedly dedicated to the generation of superior returns through the creation of value."

Chairman's Statement



Our annual report for 2002 looks back with pride on five years of substantial achievement and ahead with confidence at a future rich with promise. Its theme is "Delivering Value, Developing Opportunity," which reflects the Company's record of consistently meeting its undertakings to investors as well as its incessant quest for further growth.

Since its inception, Randgold Resources has been single-mindedly dedicated to the generation of superior returns through the creation of value. This remains the objective on which all its endeavours are focused. In the face of considerable odds, management has built this Company into a very sound business with a distinctive style and profile. They are now intent on raising it to the next level, and the success of their past efforts has supplied them with the means to do so.

Randgold Resources' traditional strengths - strategic clarity, technical skill, corporate know-how and entrepreneurial flair - have over the past year been augmented by an unaccustomed luxury: a robust balance sheet. This has widened the Company's scope, extended its reach and accelerated its pursuit of new opportunities. As outlined in the Chief Executive's Report, a wide range of these are currently being

TOTAL SHAREHOLDER RETURN vs HSBC GLOBAL GOLD INDEX


Volume traded 000s
US$
1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
18
16
14
12
10
8
6
4
2
0
Jan 2000
Jan 2003

Randgold Resources share price (US$)
HSBC Global Gold Index (US$)
Volumes traded

scrutinised carefully under the bright light of the Company's industry expertise and exacting criteria.

Over the last 12 months, the gold price has risen steadily from US$280 per ounce to its current level, at the time of writing, of some US$360 per ounce. There is much talk of a war premium as tensions between the USA and Iraq worsen daily. To quantify this war premium and how much it impacts on the price of gold is difficult. However, the trend upwards in the gold price began well before the concerns about a war in the Middle East. There are many other factors which are influencing the price of gold and which look set to have a positive impact on our business and the industry as a whole for some time to come.

The 1990s were a boom period for equity markets when high returns were easily achieved and the IT boom created a euphoric mood around the stock markets. Gold became commoditised, far from investors' minds. With the bursting of the IT bubble and crises of confidence in reported earnings figures led by the Enron affair, investor confidence in equities has been dealt a severe blow. Indeed the global investment climate is tending to a more cautious, prudent phase. In addition, there are doubts about the world economy and in particular the US economy where the growing current account deficit is perceived by many as unsustainable and in need of structural reform.

"The past year was a truly momentous one for Randgold Resources with Mark Bristow and his team again maintaining a blistering pace."

In this unsettled environment, gold and other tangibles are returning to the fore as a safe haven. Furthermore, during the gold bear market, investment in new production and exploration largely fell away. The year 2002 saw a drop in world production of gold for the first time for a number of years. This decrease in supply is forecast to continue for the next few years. All these factors should be positive for our Company which, unlike most of the gold industry, continued to invest in its future through the trough.

The past year was a truly momentous one for Randgold Resources: record results; another wonderful performance by Morila, which joined the exclusive Million-Ounce Club; a successful Nasdaq listing and share offer; the improvement in liquidity and the broadening of the shareholder base; the expansion of its presence in Mali and the re-entry in Senegal and Tanzania; the continuing generation of targets and prospects in its portfolio.

Throughout this period Mark Bristow and his team again maintained a blistering pace, and the effectiveness of their efforts is clearly evident in these results. I commend them not just for the past year's achievements but for their record of exceeding expectations. My colleagues on the board were, as ever, an invaluable source of sage counsel and clear perspective, and I thank them for the indispensable contribution they continue to make to the Company's development. I would also like to express our appreciation to AngloGold, our joint venture partners in Morila, with whom we enjoy a constructive relationship, and to the authorities in the countries where we operate, whose support is not only invaluable but essential.

Roger Kebble
Chairman

14

Directors







Roger A R Kebble   D Mark Bristow   Roger A Williams

Roger A R Kebble (63)
Executive Chairman

Mr Kebble was appointed a director of Randgold Resources in August 1995 and chairman in March 1998. With 16 years' gold mining experience followed by 17 years in allied industries in the private sector, he returned to the mining industry after acquiring a majority interest in Rand Leases Gold Mine in 1992. In 1994, he was appointed to the board of Randgold & Exploration Company Limited as technical director. He is currently the chairman of Randgold & Exploration, JCI Limited and Western Areas Limited.

D Mark Bristow (44)
Chief Executive Officer

A geologist with 20 years' experience in the mining industry, he holds a PhD in Geology from Natal University. Dr Bristow had executive responsibility for the exploration and new business activities of Randgold & Exploration from 1992 to 1995. In August 1995 he was appointed a director and subsequently in October 1995 chief executive of Randgold Resources, when it was established as Randgold & Exploration's international mining and exploration subsidiary. He has been instrumental in building and developing Randgold Resources into a gold-focused mining and exploration company and has played a significant role in encouraging the emergence of the mining sector in the West African sub-region. In addition to the above responsibilities, during the period from 1995 to 1997 he also directed the re-engineering of the reserve management functions of the gold mines of the Randgold & Exploration Group and its affiliated gold mining companies. He has held director positions on the board of Harmony Gold Mining Company Limited, Durban Roodepoort Deep, Limited.

Roger A Williams (39)
Finance Director

Mr Williams is a chartered accountant with 15 years experience in finance as a management accountant, auditor and financial manager. Prior to joining Randgold Resources in January 1997, he was a financial manager for Kimberley-Clark of Southern Africa and an audit manager with Deloitte & Touche in the UK. In November 2001 he was appointed alternate director, and was appointed finance director in April 2002.

Bernard H Asher (66)
Non-executive
Chairman of the Audit Committee and Member of the Remuneration Committee

Until his retirement in February 1998, he was an executive director of HSBC Holdings plc, and was also chairman of the HSBC Holdings' subsidiary, HSBC Investment Bank plc, where he was responsible for the investment banking activities of the Group. These activities included investment and asset management and private banking and the business formerly operated as James Capel and Samuel Montagu. He is chairman of Lonrho Africa plc, vice-chairman of the Court of Governors of the London School of Economics and of the Legal & General Group plc and a director of Morgan Sindall plc. He was appointed a director of Randgold Resources in June 1997.

David Ashworth (58)
Non-executive

Mr Ashworth is a chartered accountant with 23 years' experience in the mining industry. After serving as financial controller for several of the mines operated by Rand Mines Limited, he became managing director of its Base Minerals Division. In 1992, he became finance director of Randgold & Exploration's New Business and Exploration Division and in August 1995 was appointed a director of Randgold Resources, assuming the role of finance director in 1997.
Mr Ashworth retired as financial director in April 2002 and remains on the board as a non-executive director.

Jean-Antoine Cramer (71)
Non-executive
Member of the Audit Committee

Mr Cramer was senior partner in Messieurs Cramer & Cie, a Geneva portfolio management company, Mr Cramer was president of the Corporate Association of Geneva Investment Managers and lectures on various topics relating to politics and economics. He was appointed a director of Randgold & Exploration in 1994 and resigned following his appointment to the Randgold Resources Board in 1997.


Bernard H Asher David Ashworth Jean-Antoine Cramer Robert I Israel R Brett Kebble

Robert I Israel (53)
Non-executive
Chairman of the Remuneration Committee

Until April 2000, a managing director of Schroder & Co Inc of New York and head of its Energy Department. Mr Israel is now partner at Compass Partners International. His experience in corporate finance, especially the natural resources sector, extends over 26 years. Mr Israel was appointed a director in June 1997.

R Brett Kebble (39)
Non-executive

Mr Kebble practised law in Cape Town until September 1994 when he joined the Board of Randgold & Exploration as commercial director, a position in which he played a key role in the restructuring of the Randgold Group. He was appointed a director of Randgold Resources on its incorporation in August 1995. He is currently deputy chairman of JCI Limited and of Western Areas Limited.

Philippe Liétard (54)
Non-executive
Member of the Audit Committee

Mr Liétard is managing director of the Global Natural Resources Fund. Prior to July 2000 he was director of the Oil, Gas and Mining Department of the International Finance Corporation. His experience with the IFC and the World Bank spans a period of 26 years, most of them in the minerals business and in Africa. He was appointed director in February 1998.

Ferdinand Lips (72)
Non-executive
Member of the Remuneration Committee

Until his retirement in July 1998, Mr Lips was the chief executive of Bank Lips in Zurich and his career spanned more than 50 years in banking and fund management, including the co-founding of Rothschild Bank AG in Zurich. Mr Lips is the author of several texts on investment management. He was appointed a director of Randgold & Exploration in 1994 and resigned following his appointment to the Randgold Resources Board in June 1997.

Aubrey L Paverd (64)
Non-executive
Member of the Audit Committee

Appointed a non-executive director in August 1995, Dr Paverd brings 39 years of international geological experience to the Board. He spent five years as a geologist in Zambia. In 1973 he joined Newmont South Africa as chief geologist and the following year moved to Tsumeb Corporation in Namibia where he served for five years as superintendent of geology. He then rejoined Newmont, in the US, where he progressed to vice-president of exploration. From 1994 to December 1999, he was the group executive (Exploration) at North Limited in Melbourne, Australia. Dr Paverd is now an independent consultant.


Philippe Liétard Ferdinand Lips Aubrey L Paverd

"We have not only succeeded in meeting all our commitments to our stockholders, but have also built firm foundations for growth."

Chief Executive's Report



The past year was one in which Randgold Resources not only maintained the momentum that has characterised the Company from the start, but succeeded in stepping up the pace. While again meeting all the commitments we made to our stakeholders, and continuing to perform to the high standards we set ourselves, we have also been building firm foundations for the future growth of this business.

A year of exceptional achievement

Among the achievements of the year, two stand out as exceptional. The first is the success of our listing on Nasdaq in July. Our aim was to create a more effective trading platform for our shares, improve our liquidity and broaden the shareholder base, all of which we are accomplishing. Five million shares were placed in the market, drawing a wide range of new institutional and retail investors into our fold, as well as providing our balance sheet with a significant cash injection. Before the listing, the Randgold Resources share could go for days without a single trade. Since December 2002 it has been posting average volumes of 300 000 ordinary shares a day. The Nasdaq listing fortuitously coincided with the resurgence of the gold price and investor interest in gold stocks, which helped to boost our share price. It ended 2002 at US$13.50,


Lever Cashflows
Morila Mine
Gold Price
Value Add
Loulo Feasibility
Orebody Extensions: Morila; Loulo
Tongon Prefeasibility
Brownfields Exploration
Exploration
Value
Time
Exploration
Feasibility
Development
Production
Cash Flow

Tracking the Value Curve

a year-on-year increase of 209%. Gratifying as this improvement is, we believe there is still a great deal more we need to do to achieve the same rating as our peers.

The other particularly notable feature of the year is the Company's record financial results. On the back of a further prodigious performance by Morila, intensified by two especially high-grade quarters, Randgold Resources set new profit and production levels in 2002. Net profit increased by 270% to US$65.7 million, operating profit from mining rose by 213% to US$100 million* and attributable production was 67% higher at 421 126 ounces. In the course of 2002 Morila became one of the elite group of gold mines with a production of more than a million ounces per year, and with costs of under US$100 per ounce, it ranks in the forefront of high-margin producers.

We also gained ground on the project development and exploration front. The feasibility study on Loulo has confirmed that it has the potential to meet our hurdle rates and has also identified the risk areas that need further evaluation. On available information, Tongon also appears to be commercially viable but this project is less advanced than Loulo and - in the year's only real setback - we were forced to put our work there on hold by the current unrest in the Côte d'Ivoire. We are continuing our exploration programmes in Mali, and it is worth noting that, among other achievements, we have already succeeded in largely replacing the mined-out reserves at Morila. Our recent re-entry into Senegal is yielding very interesting early-stage results and we have also been looking at the eastern part of the continent, particularly Tanzania.

"The past year has also, I believe, marked the coming of age of this Company. Underlying the tangible achievements of 2002 is a solid bedrock of managerial maturity."

At the corporate level we closed out all the hedges not required in terms of the Morila project finance, which is now non-recourse and margin-free. We have substantially dealt with the contingent liabilities around Syama, which is on full care and maintenance, and we have also resolved the dispute with Rolls-Royce.

A young business, a mature management

The past year has also, I believe, marked the coming of age of this Company. Underlying the tangible achievements of 2002 is a solid bedrock of managerial maturity, evident in our record of bold but level-headed action.

Since we started this Company as keen mining entrepreneurs eight years ago, we have learned a great deal about this industry, and we have turned that knowledge to good account. We have managed the business successfully in an increasingly dynamic external as well as internal environment, thanks to a team that not only has a high level of technical skills, but is also thoroughly versed in finance and all the other corporate functions.

While we are not big ourselves, we have repeatedly demonstrated our ability to hold our own in the big league. And throughout our history, we have never flinched from tough decisions: the decision to leverage our meagre resources to buy BHP Mali; the decision to close Syama; the decision to go it alone on the funding for Morila; the decision to sell half our stake in that mine. We believe that events have vindicated our confidence in our own judgement - and not least, in

** Refer note 24: Notes to the Annual Financial Statements pg 84*

18

Chief Executive's Report

continued

MINERAL RIGHTS TABLE

Country	Type*	Area (km²)	Area (Sq Miles)	Equity (%)
MALI				
Syama	EP	191	74	80
Loulo	EP	372	144	80
Morila	EEP	289	112	80
Morila	EP	200	77	40
Selou	EEP	53	20	52
Koba	EEP	116	45	85
Tiorola	EEP	257	99	70
Diokelebougou	EEP	393	152	70
Dionkola	EEP	248	96	70
Kekoro	EEP	500	193	50
Sagala	EEP	500	193	50
Lamininia	AE	500	193	70
CÔTE D'IVOIRE				
Nielle	EEP	671	259	75
Boundiali	EEP	1 314	1 014	75
Dabakala	EEP	191	74	75
Mankono	RP	704	271	75
Sikolo	RP	500	193	75
SENEGAL				
Kanoumering	EEP	405	156	80
Kounemba	EEP	408	158	80
Tomboronkoto	EEP	403	156	80
TOTAL AREA		8 215	3 678	

* *See glossary pg 88*

our ability to evaluate and control or mitigate risk, which continues to be a key component of our management matrix.

Enhancing a distinctive brand
In an industry which tends to be concerned with ounces, Randgold Resources remains firmly focused on returns. We have already delivered substantial rewards to our shareholders, and our sights are set on seeking out projects with a risk:return profile that will enable us to continue to do so.

Our balance sheet, which used to be our greatest weakness, is now a strength. We are effectively ungeared, with approximately US$40 million in the Company's bank account. Morila has a banked reserve extending to 2010, and will be providing us with a strong revenue stream into the future. While our planning is based on an average gold price of US$300 per ounce, Morila's cost profile and our virtually unhedged position means we can still make money below that level.

Randgold Resources combines a sound operational base with a promising prospect portfolio. This means that we are one of the very few junior mining development companies that has the ability to invest substantially in its own future on a sustained basis. And as our cash reserves grow, our reach extends, and ever more opportunities come within our grasp.

"In an industry which tends to be concerned with ounces, Randgold Resources remains firmly focused on returns. As ever, our willingness to take on risk will be linked to our confidence that it is manageable."

Generating growth, pursuing opportunities
Selected million-ounce-plus gold projects in the world are constantly being scrutinised by the Randgold Resources team against our criteria, the principal one being that it should be capable of generating a project return of at least 20%. This magnitude of return cannot be achieved by the faint of heart, but as ever, our willingness to take on risk will be linked to our confidence that it is manageable.

In addition to pursuing new opportunities for expansion by acquisition or through partnerships, we are also maintaining our organic growth drive through aggressive exploration programmes in our priority areas. These programmes will continue to generate prospects for incorporation into our development portfolio.

The Loulo project is now in the final risk-evaluation stage and in the meantime we are talking to the Malian Government about the capital structure of an operating company and the fiscal regime under which it would operate. We are confident that work at Tongon will resume once stability has returned to the Côte d'Ivoire.

During the coming year we shall continue to play our active part in the optimal running of the Morila joint venture. As shareholders have been told, our share of Syama has been offered for sale. A number of tenders have been received, a preferred bidder has been selected and further negotiations are in progress. Following the settlement of the contingent liabilities, Syama is now actually an asset.

Acknowledgements and appreciation

Randgold Resources prides itself on the quality and candour of its communication with the market and during the past year my colleagues and I again travelled extensively to keep investors, advisors, peers and other industry players worldwide abreast of developments in and around the company. My thanks to all who gave us an audience for their interest.

I welcome our new shareholders and thank the established ones for their unfailing support - notably our parent, Randgold & Exploration, which agreed to reduce its holding below 50% in order to facilitate the broadening of our investor base.

A particular word of appreciation to the Randgold Resources teams in Mali and in the field. In what has been another challenging year, their competence and commitment have again been exemplary. The effectiveness of their efforts is reflected in our fine results for 2002.



Mark Bristow
Chief Executive



20

A highly skilled and committed team, focused on clear goals and with a long record of performance.

Management



John Berry Fousseyni Diakité David Haddon

John Berry (52)
Legal Counsel

An attorney by training, John joined Rand Mines in 1978 as a legal adviser and has been with Randgold since its inception. He has acquired extensive knowledge of African mining legislation through his active involvement with the exploration projects and offers legal advice to all the Group Companies and their operations.

Fousseyni Diakité (45)
Exploration Manager - Mali

After qualifying as a geological engineer, Fousseyni worked for the DNGM for 15 years, on the regional prospecting programmes covering the Morila region and the Syama deposit. He joined Randgold Resources in 1995 as its first Malian employee. He is currently the Company's Malian Exploration Manager based in Bamako.

David Haddon (45)
Group Secretary

After qualifying as an attorney in 1984, David gained several years' legal and commercial experience with a financial institution and a major South African insurance company. In 1995 he was appointed group company secretary of Randgold & Exploration. Having overseen the administrative obligations of Randgold Resources from its incorporation in 1995, he assumed full secretarial responsibility when it listed on the London Stock Exchange in July 1997.

Bill Houston (55)
General Manager - Human Resources

Bill has a masters degree in human resources management and 22 years experience in human resources and organisational development.
He joined Randgold in 1992 as group training and development manager. Bill currently heads the human resource function.

Victor Matfield (38)
Corporate Finance Manager

Victor joined Rand Mines in 1992 as management accountant. He is a chartered accountant by training and was appointed corporate finance manager in August 2001. Prior to that he served as the financial manager of the Syama Mine, and as as the financial manager of the Morila capital project.

Chris Prinsloo (52)
Group Financial Manager

Chris has 30 years' experience in the mining industry. He has been commercial manager with the Randgold Group since June 1993 and since 1996 has been responsible for the coordination of logistics and materials supply. He is also responsible for the Group's risk management and insurance portfolio. He was appointed the financial director of Somisy SA in 2000 and, with effect from January 2002, Chris assumed the position of group financial manager.

Richard Quarmby (43)
Technical Manager

Richard is a qualified chemical engineer with extensive experience in the mining industry. He joined Randgold's metallurgical team in 1997, playing a pivotal role in the development and implementation on site of the Syama and Morila metallurgical plant designs. His responsibilities include metallurgical development through liaising with partner consultants and evaluating all technical and economic implications with the aid of both proprietary and in-house developed software.

David Reading (47)
General Manager - Exploration

David has a total of 23 years' experience in mining and exploration geology. He joined Randgold & Exploration in 1993 as group geologist for the gold mines and in 1994 moved across to manage the West African exploration programmes. In 1998 he was appointed manager of the Group's exploration activities. His responsibilities include design, budgeting and implementation of programmes, management of joint ventures and of new business opportunities.


Bill Houston
Victor Matfield
Chris Prinsloo
Richard Quarmby
David Reading

Adrian Reynolds (48)
General Manager - Projects and Evaluation

Adrian has 21 years' experience in the exploration and gold mining industries. He began his career with Rand Mines in 1985 and joined the international resource division in 1990. He is a specialist in ore reserve evaluation, geostatistics and computerised geological systems, and formed part of the original team which developed the Randgold Resources strategy. His present responsibilities include audits, feasibility studies, projects and environmental engineering.

Mahamadou (Sam) Samaké (55)
General Manager - Mali

A professor of company law at the University of Mali, Sam was instrumental in writing the Malian labour legislation and brings valuable local insight into the human resources aspect of the Company. He is the general manager of the Bamako office and is a director of the Company's Malian subsidiaries.

John Steele (42)
General Manager - Capital Projects

John has gained extensive metallurgical and management experience in his sixteen years with Rand Mines and Randgold & Exploration. Upon the acquisition of the Syama Gold Mine in October 1996, he was appointed a director of the Malian company, Somisy SA and general manager of the mine. At the beginning of July 1998, he assumed the position of general manager capital projects for the Randgold Resources Group, overseeing the construction of the Morila mine.

Aziz Sy (35)
Senior Geologist

Aziz qualified as a geological engineer in 1993 and joined Randgold as an exploration geologist in February 1995. He played an important role in the discovery of resources at Loulo and Morila in Mali. In 2002 Aziz was instrumental in the re-entry of Randgold Resources to Senegal, where he is currently head of exploration projects.

Lois Wark
Manager - Communications and Cartography

Lois joined Randgold in 1995. Her responsibilities include the production of corporate communications material and presentations, co-ordinating the Group's conference and exhibition programme and the management and integration of data captured in GIS, databases and various other software packages.


Adrian Reynolds
Sam Samaké
John Steele
Aziz Sy
Lois Wark

22

Review of Operations



MORILA GOLD MINE

At the end of last year we reported on the first full year of production at Morila. It was a year during which the mine bedded down successfully, reached design specifications and met financial and technical completion criteria with the project financing becoming non-recourse in the process.

In the second year of production just completed, Morila again exceeded all expectations becoming one of the world's top gold producers both in terms of ounces of gold produced and production costs. It has fully confirmed our belief that the mine is undoubtedly a world class asset to Randgold Resources and a company builder which will allow us to further grow as a return driven resource company.

The Morila Gold Mine is owned by a Malian company, Morila S.A. which in turn is owned 80% by Morila Limited and 20% by the Malian Government. Morila Limited is jointly owned by Randgold Resources and AngloGold. The mine is controlled by a 50:50 joint venture management committee with day to day operations being the responsibility of AngloGold Services Mali S.A. ("Anser"), a Malian subsidiary of AngloGold Limited.


MALI
Kounemba
Kanoumering
Tomboronkoto
Loulo
Selou
Bamako
Kekoro
Koba
Ouagadougou
BURKINA FASO
SENEGAL
GUINEA
CÔTE D'IVOIRE
GHANA
Abidjan
N
200 km
LEGEND
Geology
Phanerozoic Cover
Granites
Birrimian
Archean
Permit
Exploitation and Exploration Permits

West Africa... Permit Location

On 10 December Morila poured its millionth ounce of gold in the year making it one of the few mines in the world to achieve this target. Since we brought the mine into production in October 2000 the mine has produced almost 2 million ounces of gold at a total cash cost of less than US$100 per ounce.

In total for the year 2002, the mine produced 1 052 816 ounces at US$52 per ounce* cash operating costs and US$74 per ounce* total cash costs placing Morila amongst the top 10 gold producers world wide, both in terms of amount of gold produced and in terms of margin. The main reason for this outstanding performance was the identification of a high grade pod of mineralisation in the northern part of the orebody. This high grade pod was identified as part of a close spaced reverse circulation drilling programme following ongoing modelling and auditing of the orebody.

Total cash profit for the year was US$250 million and distributions to shareholders totalling US$142 million were made. The total dividend paid to Randgold Resources during the year amounted to US$56.8 million.

A summary of the salient production and financial statistics for the project as well as a comparison with last year's results follows:

MORILA

PRODUCTION AND FINANCIAL STATISTICS FOR THE YEAR

	2002	2001
Mined tons (million tons)	26.32	23.03
Ore tons (million tons)	3.23	3.36
Gold grade (g/t)	15.59	6.80
Ore tons milled (million tons)	2.735	2.86
Head grade (g/t)*	13.39	7.53
Recovery (%)*	89.28	92.35
Ounces produced (oz)	1 052 816	631 650
Average gold price received (US$/oz)	US$308	US$273
Cash operating cost (excluding royalty) (US$/oz)**	US$52	US$84
Total cash cost (US$/oz)**	US$74	US$102
Cash profit (US$ million)**	US$250.05	US$104.17

* *Note: Head grade milled and recovery percentage have been recalculated based on the "recovery plus residue" method.*

** *Refer note 24: Notes to the Annual Financial Statements pg 84*

Geology and Exploration

The Morila permit area is situated in the northern portion of the West African craton and is underlain by Lower Proterozoic (Birrimian) meta-volcanic and meta-sedimentary sequences and large granitoid intrusions. The deposit locates just west of a major regional structure known as the Banifin shear zone. The gold mineralisation is hydrothermal in origin, is contained within metamorphosed sediments close to the contact with an intrusive tonalite and hosted within a shallow dipping shear zone referred to as the Morila shear zone. The alteration envelope is characterised by silica-feldspar flooding and the sulphide mineralisation consists of arsenopyrite, pyrrhotite, pyrite and trace chalcopyrite. Coarse gold is common.

Exploration efforts at Morila last year have been concentrated in several areas:

- Infill diamond drilling to increase the level of confidence in the orebody;

* *Refer note 24: Notes to the Annual Financial Statements pg 84*

24

Review of Operations

continued

- A deep borehole to test the possibility of a duplicate ore zone at depth;
- A detailed 20 metre by 20 metre reverse circulation drilling program in the northern pit; and
- Exploration of the 200 square kilometres mining lease area.

Infill drilling was carried out in the two inferred resources area in the western fringe and south-east corner of the orebody and has allowed the re-categorisation of the resources as an indicated mineral resource instead of an inferred mineral resource.

The deep borehole, San 251, was drilled between the two pits with the intention of testing whether there was a duplicate of the ore zone at depth. This duplicate model was based on similar analogies in other known deposits. While no significant gold intersection was recorded at depth below the main zone, sporadic anomalous gold values were recorded down to almost 600 metres below surface. The main zone was intersected from 66 to 155 metres and returned 4.63 g/t over 87 metres. Detailed logging of the geology and structures at depth has been used to help define an exploration model to guide our exploration in other areas. (See exploration activities).

The infill reverse circulation drilling programme carried out in the northern part of the orebody was a significant success. Not only did it identify an extremely high grade pod of mineralisation which had been poorly defined by the previous more widely spaced diamond drilling, but it also allowed much better refinement of the orebody model in this relatively complex area.

Values obtained in some of these boreholes clearly illustrate the level of this extremely high grade mineralisation which generally occurred at the top of the mineralised zone.

In borehole RCX 042, 14 metres at a grade of 304 g/t was intersected (including a 5 metres stretch at 784 g/t). In RCX 043, 10 metres was intersected at a grade of 393 g/t while in RCX 044, 7 metres at a grade of 95 g/t was recorded. These 3 boreholes are situated 20 metres apart in an east-west direction across the high grade axis. We published some of these results and indicated to shareholders that ex-pit grades would be better than expected in the short to medium-term and would impact positively on planned production and results.

Analysis of geological and grade data has allowed a model to be developed in which a clear association can be seen between the south-west to north-east trending high grade axis and the top of an anticlinal feature. The model indicates a strong possibility of obtaining additional high grade areas within the payshoot axis. A further programme of infill reverse circulation drilling is planned at a 20 metres by 20 metres spacing to explore this trend.

Mineral Resources and Grade Control

The mineral resource base calculated with the results from the infill diamond drill and reverse circulation programmes, depleted to the end of 2002 appear on the facing page:



MORILA (40%)

MINERAL RESOURCE BASE AT 31 DECEMBER 2002

Category	Tons (Mt) 2002	Tons (Mt) 2001	Grade (g/t) 2002	Grade (g/t) 2001	Gold (Moz) 2002	Gold (Moz) 2001	Attri-butable Gold (Moz)
Measured	5.34	2.21	5.52	1.80	0.95	0.13	-
Indicated	27.00	34.13	4.32	4.53	3.75	4.97	-
Sub-total	32.34	36.34	4.52	4.37	4.70	5.10	1.88
Inferred	4.74	10.55	3.40	2.44	0.52	0.83	0.21
Total	37.08	46.89	4.37	3.93	5.21	5.93	2.09

(Note: cut-off grade +1.0g/t, 0.7g/t for 2001)

The in situ resource at a cut-off grade of 0.7 g/t at the end of 2001 was 5.93 million ounces, highlighting that despite the production of more than one million ounces from the resource, the mine has been successful in replacing a significant part of the depleted ore resource.

A sophisticated grade control and management system has been implemented in order to ensure effective selective mining, minimum ore losses and the attainment of the desired feed grade. All assay data from the blasthole sampling drilling programmes is entered into a centralised database which permits accurate tracking of the gold from production to the actual mill feed.

The mine has been selectively extracting and blending ore in order to achieve consistent grades being fed to the mill. Ore is selectively stockpiled next to the crusher and the planned feed grade to the plant is achieved by blending the stockpile ore with directly tipped ore ex-pit. When the extremely high grade was accessed in the northern part of the orebody it was decided to campaign the high grade material through the plant as soon as possible without any blending with lower grade material. Consequently as much of the high grade block as possible was directly tipped.

Reconciliation between predicted block grades, mined grades and crushed grades has been good for the normal grade ore. However with the advent of block grades often more than ten times as high as normal, discrepancies between prediction and actuals started occurring. As a result sampling and valuation systems have been enhanced in order to improve the mine's predictive capabilities.

Mine Planning and Reserves

The 2001 mine plan was updated during the year using the resource base updated in April 2002. The previous mining plan called for the extraction of the orebody in a series of three phased pits. The Phase 1 pit was developed in the south-west and commenced by mining the softer, weathered ore

26

Review of Operations

continued

before intersecting the more competent ore at depths between 30 - 40 metres. As extra "not in reserve" ore was found within this pit it was not completely mined out as forecast . The Phase 2 pit was developed to optimally exploit the high grade payshoot to the north-east accessing the ore after a pre-strip of approximately 70 metres. This successfully achieved its objectives exposing the main zone ore on schedule.

In the course of the next year a Phase 3 pit development will lead to the merging of the 2 pits. Transitional rock below the weathered interface has already been exposed in the excavation of Phase 3. Some redesign work has been carried out on the Phase 3 pit which has lead to the deferment of an eastern cutback to a later Phase 4 pit development.

Estimated mineable reserves amount to 27.75 million tons at a grade of 4.72 g/t containing 4.22 million ounces of gold and are tabulated at the foot of this page.

A new life of mine plan has recently been completed and approved. This plan aims to ensure that the low grade ore present in the later years of the mine schedule is processed at a profit by bringing its treatment forward. An expansion of the current plant capacity in excess of 330 000 tons per month is envisaged and capital of US$8.9 million budgeted. Based on the current reserves it is estimated that production will cease in 2010. However, the early results from the exploratory drilling to the west of the presently defined orebody indicate the orebody to be still open and present the opportunity for further extensions to the life of mine.

Exploration successes in the Donba-Fingola corridor and elsewhere on the tenement offer the opportunity to further extend the life and profitability of the operation.

Mining

Mining operations are carried out under contract by Somadex, which is a subsidiary of DTP Terrassement, the mining arm of the French construction company, Bouygues.

MORILA (40%)

ESTIMATED MINEABLE RESERVES AT 31 DECEMBER 2002

	Tons (Mt)		Grade (g/t)		Gold (Moz)		Attributable Gold
Category	**2002**	2001	**2002**	2001	**2002**	2001	**(Moz)**
Proven	4.67	0.88	6.23	3.06	0.94	0.09	-
Probable	23.08	26.85	4.42	4.83	3.28	4.17	-
Total	27.75	27.74	4.72	4.78	4.22	4.26	1.7

* *Cut-off grade of 1.4 g/t, 1.3 g/t for 2001.*
* *Stockpiled ore included.*



Mining of the softer weathered rock is carried out using mechanised scrapers while the harder unweathered ore is mined using conventional loaders and dump trucks.

Phase 1 pit was essentially mined out by the middle of the year as ore began to be sourced from the Phase 2 pit in the north. At the same time the stripping of the softer weathered ore from Phase 3 pit commenced and by year end the transition between weathered and unweathered ore exposed.

A great deal of attention has been given to achieving better fragmentation during blasting and an online digital size analysis system has been ordered to better understand and control fragmentation.

Ore Processing and Metallurgy

While in the last quarter of 2001 the plant exceeded design capacity, the milling rate fell to below design in the first quarter of 2002. A "mine to mill" programme was instituted which aimed to increase throughput by optimising aspects of ore treatment from the blasting through to milling. This had the desired effect and milled tonnage for the second quarter was 787 644 tons. The major part of the increase can be attributed to better fragmentation within the pit. Throughput was reduced for the next few months in order to better deal with the high grades. In December throughput was again increased and a record of 288 402 tons was milled during the month.

Recoveries from the high grade ore were optimised by treating the ore on a campaign basis. The plant was therefore set up specifically for dealing with the high grades. Milled throughput was reduced in order to grind the ore finer and increase residence time and in particular the gravity circuit was fine-tuned with the help of consultants from Knelson. A special isolated area was set aside on the tailings storage facility for the storage of tailings with high grade residues, which can be retreated later.

As discussed earlier, capacity of the plant will be increased with additional crushing facilities and additional leach capacity.

MORILA

MINING RESULTS FOR THE YEAR 2002

Ore tons mined (million tons)	3.23
Ore grade (g/t)	15.59
Waste mined (million tons)	23.09
Stripping ratio	7.15
Total tons mined (million tons)	26.32

MORILA

PRODUCTION RESULTS FOR THE YEAR 2002

Tons processed (million tons)	2.73
Head grade (g/t)*	13.39
Average recovery (%)	89.3
Residue grade (g/t)	1.48
Gold production (tons)	32.75
Ounces produced	1 052 816

** Note: Head grade and average recovery percentage calculated using the "recovered plus residue" method.*

28

Review of Operations

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The extra crushing stage ahead of the mill will allow the feed size to the mill to be optimised to enable higher mill throughput.

Four additional CIL tanks will provide additional leach residence time to accommodate the higher throughput.

Industrial Relations and Human Resources

COMMUNITY RELATIONS

Special efforts have been made during the year to enhance community relations and to promote and manage the social impact of mining activities on the communities surrounding the mine.

A strategy was devised and funds of US$750 000 were allocated specifically to sustainable community development activities. Other resources were also allocated, including two additional community development officers. Part of the funding was provided through the setting up of a community trust fund of US$500 000 that is managed jointly by the community development committee with assistance from the mine and government agencies.

The community development committee is made up of representatives nominated by the communities surrounding the mine. In addition there are two representa-



tives from the mine and local government is represented by mayors and the government's regional permanent area representative. The committee meets regularly and decides on the development priorities for the local villages.

During 2002, much work has been done on villages' infrastructure (bridges, roads, etc), the provision of water to the villages, the upgrading of schools and clinics in the area and an AIDS awareness campaign.

Two mosques, one in Sanso and one in Donba have been requested by the community development committee and work on these has started and is due for completion early in 2003.

At the national level, during calendar year 2002, an amount of some US$63 million was paid to the Malian Government in payroll taxes, duties, royalties and dividends and a further amount of US$35 million was paid to local businesses for goods and services rendered.

INDUSTRIAL RELATIONS

2002 was a challenging year and started with the mine assisting the workforce with elections that paved the way for the formation of the union structure at Morila in February 2002. As is normal with a new and inexperienced union a lot of capacity building among union officers was required and has been on-going throughout the year.

The union and management are currently engaged in the negotiation of a mine level agreement to enhance understanding and regulate industrial relations on the mine. The mine level agreement will complement and clarify many of the "rights" and "interests" outlined in the existing National Mining Industry Collective Agreement that was written in 1985, and is currently being rewritten.

A two day national strike was called in October by the Section Nationale des Mines et des Industries (SECNAMI) and was observed by the workers on all the large mines in Mali, including Morila. Work returned to normal at Morila following the two day stoppage and discussions with the union to ascertain how its grievances related to Morila. With the full co-operation of SECNAMI and its members, Morila has put in place a series of interventions to address the grievances that include a number of industrial relations capacity building programmes. These will be attended by officials of the union on the mine and in its central structure and a re-commitment by management and the union to continue their negotiations on a mine level agreement within an agreed time schedule.

HUMAN RESOURCES

Manning levels for permanent and temporary Morila and contractor employees on the mine are as follows:

Morila Employees:	
National Permanent	406
Temporary	39
Expatriate	53
Total	498

Contractor Employees:	
Nationals	624
Expatriates	48
Total	672

Personnel Administration

A performance management and a job evaluation system were implemented during the year.

Training and Development

The mine has a localisation programme which is integrated with the manpower plan and training and development strategy. The localisation programme is designed to schedule the development of national employees to competency levels whereby they can be promoted to posts currently filled by expatriates.

Review of Operations

continued



LOULO PROJECT

The Loulo Project is situated in western Mali adjacent to the Faleme River which forms the frontier with Senegal. It is located 350 kilometres west of Bamako and 220 kilometres south of Kayes. Loulo is situated 890 kilometres by road from the port of Dakar in Senegal and 96 kilometres from Sadiola and approximately 28 kilometres from Segala and Tabakoto. Loulo falls within the Birrimian sequence of the Kenieba inlier. This succession of volcanosedimentary and clastic rocks contain several major regional shear structures hosting gold deposits such as Sadiola, Segala, Tabakoto, Loulo 0 and Yalea.

The original Loulo 0 gold deposit was discovered by Syndicat Or (a joint venture between BRGM and DNGM) in 1981. Syndicat Or continued with exploration until 1989 and concluded with a feasibility study showing that the Loulo 0 deposit was sub-economic. In June 1992, BHP entered into an option and share purchase agreement with BRGM and the Malian Government, referred to as the Somilo Joint Venture. In October 1996, BHP Minerals Mali Inc was acquired by Randgold Resources which thereby took control of the Loulo Project. At this stage, project resources stood at 1.3 million ounces being the BHP estimate at Loulo 0 and several satellites.


Pit Outline
1.35 km
GRADE (g/t)
1 - 3
3 - 5
> 5

Loulo 0 Orebody... Grade Model

A period of rapid exploration followed, resulting in the discovery of the Yalea deposit by Randgold Resources. A feasibility study was completed which envisaged a 120 000 tons per month operation mining ore from the two identified orebodies, Loulo 0 and Yalea for a period of 10 years. Submission and approval of the feasibility study to the Board of Somilo allowed Randgold Resources to increase its stake in the project to 51%. The development of the project was however put on hold as a result of the discovery of Morila and the decision to develop the Morila project ahead of Loulo. Exploration programmes successfully added ounces to the project increasing the resources base from 1.3 to 4.3 million ounces during the period 1997 to 2001. The confidence we have in the project was subsequently demonstrated by the acquisition of a further 29% from Normandy LaSource SAS, bringing the Company's share to 80%. The other 20% is held by the Malian Government.

In the period under review, work on the Loulo Project has concentrated on updating the feasibility study. The two open pits, at the Loulo 0 and Yalea orebodies were re-optimised and a gravity testwork programme completed. The pit optimisation lead to a design change with the pits bottoming at a shallower depth with a significant change in the strip ratio. Detailed mine planning and scheduling is in progress to determine the optimum mining rate for the two pits.

Metallurgical testwork results have confirmed the ores' positive reaction to a gravity gold concentration step and this has been incorporated into the process design. An eleven borehole drilling programme at the Loulo 0 orebody aimed at reducing interhole spacing to an average of 50 metres confirmed grade continuity within the main payshoots. Discussions with the Malian Government on the development of the project have progressed and an inter-ministerial commission has been formed to address critical project issues.

Geology

The project is located within a Lower Proterozoic Birrimian metasedimentary-volcanic sequence. The area is extensively laterised and covered by depositional material, with only a minimal 6% of outcrop.

The permit area is transgressed by several regional linear structures and there exists a strong spatial relationship between gold and these structures. The regional structures strike for over 50 kilometres north to north-east across the permit area. The main alteration types associated with mineralisation include quartz tourmaline, sulphidation, albite, silicification, hematisation and carbonate. Work to date indicates an overall compressional tectonic regime with oblique compression on the older north-northeast trending structures.

Exploration work by the Company over the Loulo permit during the past five years has identified several distinct mineralisation styles:

- Brittle deformation of the competent tourmalinised quartzites within gold related reverse faults or thrusts as at Loulo 0, Loulo 2 and Yalea Ridge;
- Shear zones hosted within a brecciated sequence of siltstones, quartzites and polymictic breccia's as at Yalea and P125;
- Thrust arrays or duplex stockworks, and thrust related breccias in the footwall of reverse faults or thrust ramps in receptive host rocks (footwall mineralisation at Yalea-P125);
- Brittle deformation and disseminated mineralisation associated with quartz-feldspar porphyry dykes locating in dilational zones within shear systems.

During the period under review an infill diamond drilling programme was effected on the Loulo 0 orebody involving eleven holes for a total of 2 033 metres. The objectives of the programme were to reduce the interhole spacing within sparsely drilled areas and confirm payshoot boundaries in order to ensure that the current pits are optimally designed.

32

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The results confirm continuity of mineralisation and geology within the quartz-tourmaline ore zone with high grades related to intense stockworks of quartz carbonate veining in association with pyrite and visible gold. Seven of the intercepts are better than the surrounding holes with the other four returning similar values. Geological and resource modelling will be undertaken to incorporate this new data. In conjunction with this drilling, a programme of detailed trenching and mapping has been undertaken along the 900 metre strike length of the outcropping quartz-tourmaline unit to ensure that surface geological modelling and definition is optimal for mining and grade control. The results confirm the continuity of the mineralised quartz-tourmaline unit and provide the Company detailed geological and grade control information for the first phase of mining.

MINERAL RESOURCES

With the success of exploration in identifying extensions to the resource base and the change in the gold market, a detailed update of the feasibility study was completed in the year.
The table below summarises the in situ resources for the Loulo Project as at 31 December 2002.

Mineral Reserves

Pit optimisation using Whittle 4-D software has allowed the definition of mineable ore reserves which are tabulated below:

External consultants, RSG Global, were responsible for both the mineral resource and mineral reserve estimates. While these

LOULO (80%)

MINERAL RESOURCES AT 31 DECEMBER 2002

	Tons (Mt)		Grade (g/t)		Gold (Moz)		Attri-butable Gold
Category	**2002**	2001	**2002**	2001	**2002**	2001	**(Moz)**
Measured	17.77	17.76	3.88	3.92	2.23	2.24	-
Indicated	8.70	8.26	4.37	4.27	1.23	1.13	-
Sub-total	26.47	26.02	4.04	4.03	3.46	3.37	2.77
Inferred	7.66	7.66	3.26	3.24	0.80	0.80	0.64
Total	34.13	33.68	3.88	3.85	4.26	4.17	3.41

LOULO (80%)

MINERAL RESERVES AT 31 DECEMBER 2002

	Tons (Mt)		Grade (g/t)		Gold (Moz)		Attri-butable Gold
Category	**2002**	2001	**2002**	2001	**2002**	2001	**(Moz)**
Proven	11.80	13.96	3.70	3.74	1.41	1.68	-
Probable	1.10	0.62	3.00	2.34	0.11	0.05	-
Total	12.90	14.58	3.60	3.68	1.52	1.73	1.22


2.1 km
GRADE (g/t)
2 - 3
4 - 5
> 5
Pit Outline

Yalea Orebody... Grade Model

reserves figures are marginally lower than previously stated, the Loulo 0 and Yalea pits now bottom at shallower depths and the stripping ratio of waste to ore has been decreased significantly.

Mining

The current feasibility study envisages that the two deposits delineated to date, Loulo 0 and Yalea will be mined simultaneously using a mining contractor and the ore trucked to the crusher which will be situated in close proximity to the Loulo 0 pit. Initial mining at Yalea is expected to be "free dig" as a result of the softness of the near surface ore.

Mineral Processing and Metallurgical Testing

A process plant incorporating milling, gravity and CIL recovery treating between 150 000 tons per month and 180 000 tons per month is envisaged. Ore will be sourced from both the Loulo 0 and Yalea open pits. Recently completed test work has demonstrated the amenability of the ores to gravity concentration and this appears to significantly improve overall recovery, particularly on the unweathered Yalea ores.

Environmental Issues

An Environmental Impact Assessment has been concluded that found no "fatal flaw" to the development of the project. Impacts related to the physical environment, archaeological sites, flora and fauna and physical pollution will be mitigated against through planned programmes and training. The main impact of the project will be of a socio-economic nature. Through liaison with the local communities, regional structures and central government, a plan will be developed whereby the best sustainable benefit accrues to all stakeholders. A new location for the tailings storage facility has now been confirmed which is now situated further from the Faleme River (8 kilometres to the east). The new site was considered necessary to avoid potential concern over its previous location only 2 kilometres from the river.

Underground Scoping Study

The Loulo 0 and Yalea orebodies both host high grade payshoots with values of between 10 and 7 g/t from five metre widths over strike lengths of 600 and 400 metres respectively. These payshoots have only been sparsely drilled down to a vertical depth of 250 metres at Loulo 0 and 150 metres at Yalea and reflect the potential at depth within these mineralised systems.

An underground scoping study was completed during the year by external consultants, RSG Global. The study focused on exploiting the deeper extensions of the southerly payshoot at the Loulo 0 deposit. The study envisages the orebody being accessed below the current pit bottom via a twin spiral decline system developed in the footwall of the ore zone. Ore extraction is planned through the shrinkage stoping method. A mineable resource including dilution of 2.4 million tons at grade of 7.65 g/t has been estimated for a total delivered content of 588 000 ounces of gold. As the borehole spacing is limited at depth, further exploration boreholes are planned to increase the confidence in the resource and the planned mining method. Based on the results from this study, a scoping study to test the potential of the Yalea underground resource is also planned.

Project Returns

Our detailed internal review of the project demonstrates that the project has the ability to meet the Company's criteria for investment. However, the internal review highlighted the sensitivity of the project to certain risk areas. As project returns are extremely sensitive to production rate increase, a detailed design and scheduling project is being carried out by external consultants in order to confidently establish the maximum production that can be achieved from the two pits. Discussions with the Malian Government are proceeding to finalise the fiscal regime under which the mine will operate as well as the capital structure of the mining company.

34

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A government inter-ministerial commission has been formed to address the issues relating on the Loulo Project. Initial meetings have been held to present our requirements and we expect to progress development on these issues during the first quarter of 2003. Our main issues concern provision of hydro power for Loulo from the nearby Manantali dam, provision of water from the Faleme River and upgrading of regional infrastructure. Potential for synergies with other developing projects in the region are also being reviewed.

TONGON PROJECT

The Tongon Project is located in northern Côte d'Ivoire, 628 kilometres north of Abidjan within the 671 square kilometre Nielle permit in central, northern Côte d'Ivoire. Randgold Resources has held the exploration permit since November 1996 and have carried out exploration activities on the project in several phases.

The project is situated in an area of relatively well-developed infrastructure with nearby access to good roads, power, water and telecommunication network. Mineralisation occurs within two zones, the northern and southern zones, over a cumulative strike length of four kilometres.

A Prefeasibility 2 Study was completed in the first half of the year. An inferred resource of 34 million tons at 2.6 g/t for a total of 2.89 million ounces has been used as the basis for the study.

A summary of the salient project features as described in the Prefeasibility Type 2 Study is given below:

- Strip ratio of 4:1 and cost of US$1.28 per ton mined;
- Recoveries of 95% for oxides and 88% for sulphides;
- LOM unit cost of approximately US$15 per ton milled and US$190 per ounce cash cost;
- Total LOM capital cost of US$85 million including working capital and sustaining capital;
- Gold price US$300 per ounce flat;
- Côte d'Ivoire royalty of 3% on gold sales;
- 5 year tax holiday.

Mineral Resources

The mineral resource estimate is based on 62 boreholes drilled in the target area of which 35 are diamond drill holes (for a total of 6 712 metres) and 27 are reverse circulation holes (for a total of 2 486 metres). Mineralisation has been outlined to a depth of 120 metres below surface and the resource at a 0.5 g/t cut-off grade is listed on the facing page:


Boundiali
Nielle
Sikolo
Mankono
Dabakala
CÔTE D'IVOIRE


13m @ 7.31g/t
21m @ 3.61g/t
16m @ 3.18g/t
9m @ 7.62g/t
47m @ 2.45g/t
13m @ 2.49g/t
21m @ 2.57g/t
9m @ 11.00g/t
17m @ 7.20g/t
7m @ 3.77g/t
25m @ 2.42g/t
31m @ 3.55g/t
6m @ 4.27g/t
1400m
Drill holes superimposed on geology and ore zones

Côte d'Ivoire... Permit Location **Nielle Permit...Tongon Deposit**

TONGON (NIELLE) (75%)

MINERAL RESOURCES AT 31 DECEMBER 2002

	Tons (Mt)		Grade (g/t)		Gold (Moz)		Attri-butable Gold
Category	**2002**	2001	**2002**	2001	**2002**	2001	**(Moz)**
Measured and Indicated	-	-	-	-	-	-	-
Inferred	34.00	34.00	2.65	2.65	2.89	2.89	2.17
Total	34.00	34.00	2.65	2.65	2.89	2.89	2.17

The drill spacing is still wide and there is still considerable opportunity for further exploration both in extensions to existing ore zones and in identification of additional ore zones within the mineralised corridor. (see section on exploration activities).

Mining

Mining of the Tongon orebodies is envisaged to be by open-pit methods.

It is intended that contract mining will be employed. More detailed drilling is required in order to bring the majority of the resources into a measured and indicated category.

Metallurgical

Metallurgical testwork has been carried out on both the oxide and sulphide ores from the Tongon deposits with the objective of developing a low cost gold recovery process.

A 200 000 ton per month recovery plant is envisaged for treating the more competent sulphides. This plant will be designed to accommodate 240 000 tons per month of the softer oxides in the initial phase of exploitation.

Indications from the metallurgical testing completed to-date are that acceptable recovery rates are possible from both the shallow weathered zones and the deeper unweathered zones. Mineralogical investigations indicate that the gold in the deposits is generally fine-grained. The gold in the shallower zones is recoverable by simple milling and CIL treatment, while the gold in the deeper zones is amenable to recovery by floatation, fine grinding of the concentrate followed by CIL extraction. The recovery assumed for the oxide material is 95% and for the sulphide 88%.

The conclusion of the Prefeasibility Type 2 Study was that the project looked sufficiently attractive, albeit at an early stage of understanding of the orebody, to further progress feasibility investigations.

Project Status

A 10 000 metre drilling programme was designed, costed and approved in order to test the model fully and convert the inferred resource to indicated. This programme was initiated by a 16-borehole drilling programme, the results of which are described in the section on exploration activities.

Operations were disrupted by the state of unrest in Côte d'Ivoire and all on-site work is currently suspended. The Company is hopeful that the disruption will not last long as we believe there is considerable movement towards settlement of issues in the country.

36

SYAMA GOLD MINE

Syama has been on care and maintenance for the year 2002. Management focus in this last year has been the clean-up of the process plant and actively seeking a new investor for the mine.

Activities at the Syama mine have now been reduced to rehabilitation, routine turning of process plant and power generation equipment and water quality monitoring work.

The Company commissioned Prime Corporate Finance (Pty) Limited (of Australia) to find a new investor for Randgold Resources' interest in the Syama mine. A number of offers have been received. The offers involve options to carry out due diligence studies to evaluate the viability of the mine and, if exercised, will result in cash payments as well as possible future gold production royalty payments. A preferred bidder has been selected from the offerees and further negotiations are in progress. Should a satisfactory sale of Randgold Resources interest fail to be concluded, the alternative is decommissioning and a phased disposal of the plant and equipment to complete the rehabilitation of the mine.

During the year, the International Finance Corporation shares in Somisy S.A. were purchased by Randgold Resources for a nominal amount. As part of its exit strategy, the International Finance Corporation undertook to introduce a trust fund, to assist in the sustainable development of the local community affected by the closure of the mine.

The dispute with Rolls-Royce Power Ventures was settled in December in terms of which all legal process was withdrawn by the parties. As at 31 December 2002, a total liability of US$2.7 million was outstanding in the accounts of the Company. In terms of the settlement agreement, this amount will be paid in two equal payments in December 2003 and December 2004.

Geology

The deposit occurs on the Syama-Boundiali shear zone within the Birrimian formations of southern Mali. The gold mineralisation is structurally controlled and is hosted within a one kilometre wide sequence of altered basalts and metasediments. Mineralisation in the main ore body occurs over an 800 metre strike and has been confirmed by diamond drilling to be open at depths of 600 metres below surface.

In addition to the main deposit, nine satellite ore bodies have previously been partially exploited for their oxide potential in the 200 square kilometre lease area, providing 25% of the total milled ore to date. There is still additional potential associated with these oxides and the underlying sulphide ore bodies.

No additional drilling or analysis has been completed at Syama since placing the mine on care and maintenance.

Mineral Resources

No additional resources have been added to the overall Syama resource in 2002. At the end of 2002, the current total resources at Syama are 5.2 million ounces. The resources are classified into measured and indicated categories based on the geological and grade continuity of the ore bodies. Although the ore body is still open at depth, inferred resources have been excluded from the total resource declared.

Human Resources and Industrial Relations

During 2002, as part of a Company-wide review of staffing levels, the workforce on the Syama care and maintenance programme was reduced from 28 to 19 employees.

The rightsizing exercise was conducted in consultation with the employee union and the Malian Labour Inspector for the region and proceeded without incident.



Environmental Responsibility and Community Development
Rehabilitation work during the first half of 2002 was concentrated around the Syama process plant and erosion control at the "satellite" sites A21, Quartz Vein Hill and BA01. This was completed with the aid of local labour and expertise from Sikasso. Some 11 000 indigenous trees were planted with the assistance of the local villagers.

With the strategy of preserving the orebody in mind, only limited work was done on the main Syama pit, north, west and south rock stacks or the extension pits. This ensures that these assets will remain available should the opportunity to reopen the mine arise. As in previous years, environmental audits/visits continued. During 2002 groundwater quality continued to improve. Consultants, SRK, completed a closure plan review and a revised estimate of quantities required for site closure.

The Company accelerated the community projects during the year and by the end of 2002, other than the Trust Fund which is to be funded by the International Finance Corporation, had completed all the projects that were agreed with the Syama Mine Community Consultative Committee. This included water pumps, schools, hospitals, irrigated gardens, road repairs and dam repairs.

Care and Maintenance Costs
Syama incurred costs of US$5.6 million during its first year on full care and maintenance. This included a charge of US$1.3 million to increase the provision for the settlement of the Rolls-Royce Power Ventures' dispute, US$0.8 million loss on financial instruments prior to closing out the Syama hedge instruments and a charge of US$0.6 million to increase the rehabilitation provision after a revaluation of the anticipated rehabilitation costs by Consultants, SRK.

The major portion of the funds expended on care and maintenance relate to the protection of the assets, while funds were also expended on maintaining completed rehabilitation work as well as community development work. The care and maintenance costs were funded by the proceeds received from the disposal of the mining fleet, sale of other non-core assets, value added tax refunds and funding provided by Randgold Resources.

During the year the Syama hedge position comprising sold call options of 148 500 ounces at US$353 per ounce was closed out at a cost of US$1.8 million.

SYAMA (80%)
MINERAL RESOURCES AT 31 DECEMBER 2002

Category	Tons (Mt) 2002	Tons (Mt) 2001	Grade (g/t) 2002	Grade (g/t) 2001	Gold (Moz) 2002	Gold (Moz) 2001	Attributable Gold (Moz)
Measured	32.60	32.60	3.05	3.05	3.20	3.20	-
Indicated	17.99	17.99	3.39	3.39	1.96	1.96	-
Sub-total	50.59	50.59	3.17	3.17	5.16	5.16	4.13
Inferred							
Total	50.59	50.59	3.17	3.17	5.16	5.16	4.13

Review of Operations

continued



OVERVIEW

During the year exploration activities focused on evaluation of targets in our priority regions of Morila and Loulo as well as developing new opportunities in Senegal, Tanzania and elsewhere in Africa. Exploration highlights include: consolidation of holdings around Morila mine (+3 000 square kilometres) including signing a new joint venture with the Japanese consortium, OMRD; development of new geological models which culminated in demonstrating that the Morila orebody is still open and that there are considerable opportunities to expand our resource bases at Loulo and Tongon; acquisition of 1 200 square kilometres of ground within three permits in the highly prospective Sabodala Belt; and finally completion of a comprehensive generative study within the Greenstone Belts of Tanzania and the submission of eight prospecting licence applications. The Company's resource triangle now hosts 45 targets of which 12 are at advanced stage and our groundholdings comprise twenty permits totalling 8 215 square kilometres. At Tongon, in Côte d'Ivoire, exploration drilling in the southern zone outlined additional mineralised zones but had to be suspended in mid programme


MORILA
Mines
Feasibility Projects and Resource/ Reserve Definition
Exploration Targets
Identified Geological Anomalies
Organic Growth
Corporate Deals and Joint Ventures
Global Consolidation

Resource Triangle



The Mali Team

Back (standing) left to right: Chaka Berthé, Amadou Famanta, Greg Cameron, Tony Thomas, Mamadou Bathily, Jeremy Rickards, Zangué Coulibaly, Sounkalo Kone, Fousseyni Diakité, Paul Harbidge, Zoumana Dao and Chris Millson. Front left to right: Drissa Kouyate, Chaka Sonogo, Mamadou Samaké and Chaka Kante

pending resolution of the current conflict. In Burkina Faso, exploration activities have ceased but a local representative has been retained to monitor new opportunities.

Mali

MORILA EXPLOITATION PERMIT

During the year, geology and exploration activities within the mining permit area focused on: detailed geological mapping of the orebody; fringe drilling of the west, east and southern extensions; infill drilling of the high grade area in Pit 2; drilling of a deep borehole (San 251) between the two pits; reconnaissance diamond drilling at San Extension and finally follow up RAB and diamond programmes on other targets in the Donba– Morila corridor.

Geological interpretation of the pit mapping and the latest drilling information has enabled revision of the geological model for Morila. Gold mineralisation is concentrated within a shallow dipping shear zone referred to as the Morila shear zone. The Morila shear zone is associated with a strong silica-feldspar-biotite alteration and a sulphide assemblage of arsenopyrite, pyrite and pyrrhotite. A north-, east–, south-west trending high grade axis grading 10-100 g/t, is focused along an anticlinal flexure within the shear zone. In summary, Morila mineralisation is controlled by a shallow dipping shear system with high grade concentrated along the axis of a north-east trending fold. The ore zone is essentially flat and is only exposed in the south due to faulting and intrusive activity. The latest work has led to a better understanding of the deposit geology, geometry and confirms that the system is still open in the south, east and west. Because of the orebody's flat nature there are additional opportunities to locate hidden mineralised pockets within the permit area in similar settings to Morila. The extension drilling at Morila confirms the presence of a continuous mineralised system related to a shallow dipping structure. Furthermore, the drilling of a deep borehole within the middle of the orebody illustrates that Morila is a large mineralised system with alteration, sporadic anomalous gold values and further zones of shearing down to almost 600 metres below surface.

The geological remodelling has highlighted drilling opportunities in the south, west and east extensions to the ore zone. Previous drilling suggested the orebody came to surface in the west but a reinterpretation of MOR 5 confirms that the Morila shear zone locates at ± 200 metres below surface. This hypothesis has been confirmed by the results of the first five diamond holes on the western margin which returned intercepts of 24 g/t over 11 metres to 2 g/t over 63 metres from depths of over 200 metres below surface. This work confirms that the Morila orebody is still open in the west. In the southern extension previous drilling intercepted 8 metres at 6.7 g/t close to the contact with a tonalite intrusive. This intercept and our understanding that the tonalite and associated faulting has pushed the orebody to surface suggests that the Morila shear zone could still locate south of this intrusive. Two diamond holes were drilled within this target area; one intersected tonalite and the other returned an intercept of 19 metres grading 2.1 g/t. Finally detailed pit mapping on the eastern margin of the current orebody confirms that the ore zone is located within the steeply dipping plane of a north-south trending ductile fault which down throws to the east. Drilling to test this concept has returned Morila styled mineralisation and further geological modelling is in progress.

40

Review of Operations

continued



All of this work confirms the prospectivity of the exploitation lease and highlights further brownfield opportunities within the Donba-Morila corridor where previous exploration has outlined multiple rotary air blast and geophysical anomalies. Reconnaissance diamond drilling of another Morila "look alike" electro magnetic anomaly at San Extension highlighted anomalous gold zones associated with arsenopyrite returning intercepts of 0.2 to 1.5 g/t over widths of 1 to 12 metres. The holes also display silica-feldspar alteration down to a vertical depth of 300 metres. San Extension locates only four kilometres north-west of the mine and to date only three holes have been drilled into a target area covering over two square kilometres.

The future exploration for the Morila joint venture includes an aggressive drilling programme to outline the limits of the current orebody as well as focused programmes at San Extension, Bla and the Donba region. In addition to this specific target exploration a portion of the US$2 million budget will be designated to test conceptual targets outlined from regional geochemistry and geophysics.


EM anomalies
RAB footprint> 0.05g/t
Granites
Sediments
Shale
Tonalite
N
San Ext
NW Ext
Morila Orebody
WF
EM
SWE
2 000 m


OMRD JV
Koba
Diokelebougou
N
Sagala
Kekoro
Dionkala
Morila
Morila JV
Tiorola
20 km

Mali - Morila JV... Exploration **Mali... Morila Region**

MORILA REGION

The Company's groundholding position around the Morila mine now exceeds 3 000 square kilometres on nine permits and to date fifteen gold targets have been outlined for further work. During the year a new joint venture was signed with the Japanese consortium, OMRD, covering two permits locating directly west of the Morila exploration permit. The permit portfolio is at various stages of exploration and includes prospects with in situ gold mineralisation, geophysical targets and conceptual zones within similar geological settings to Morila. All exploration is now focused around Morila and the Company has relinquished the Zana, Kolondieba and Niamou properties located fifty kilometres to the south of Morila.

Exploration in the region is driven by our geological model. Information from the current orebody highlights the relationship between gold mineralisation, a shallow dipping shear zone, folding and a prominent north-south ductile fault. The Morila orebody is, in general, flat apart from where it steepens against the ductile fault in the east and where it is pushed to surface by a tonalite intrusive. The ductile fault is observable regionally as a north–south linear on aeromagnetics and Landsat. A further five, north–south trending linear structures are noted in the Morila terrain and the Company's portfolio of exploration targets line up along these linear structural zones. A geological model is postulated whereby metamorphic, gold-bearing fluids were driven along these structures due to orogenic events including the emplacement of deep seated intrusive batholiths. The gold bearing fluids were trapped within the folded segments of a flat shear system.

A distinction can be made between the flat lying clastic metasediments of the Morila terrain and the steeply dipping turbidite sequence of the Kekoro terraine. The Morila terrain has been metamorphosed to amphibolite facies as opposed to the greenschist grade of the Kekoro sequence. It is postulated that the mineralised systems locating within the Kekoro formation will be shallower equivalents of the Morila system.

Surface exploration work and shallow rotary air blast drilling have identified a number of targets with indications of hanging wall style of mineralisation similar to Morila. At the Dialakoro target in the Morila exploration lease, twelve samples of flat dipping quartz veins intersected in prospecting pits returned values of between 0.5 and 7.7 g/t. The veining is parallel to the foliation and is associated with sericite alteration. Similarly the Kona target, which locates 10 kilometres north-west of Dialakoro, returned a rotary air blast intercept of 4.5 g/t over 9 metres from quartz veining in steep dipping chloritised metasediments. On the Djadio target within the Dionkala permit pitting of a coincident gold and arsenic soil anomaly confirmed strong sericite-chlorite-epidote alteration associated with a flat foliation in highly metamorphosed metasediments.

Exploration work during 2003 will be focused on developing the target portfolio and includes geochemical studies, ground geophysics, detailed geological and regolith mapping and finally drill testing. Work to date has demonstrated that an ore body is not outcropping but that there is enough encouraging information in the form of in situ gold mineralisation, gold anomalism, alteration and structure to suggest that the mineralised systems could be close to surface.

42

Review of Operations

continued

LOULO

Exploration on the Loulo property during 2002 was focused on: infill drilling, trenching and geological mapping of the Loulo 0 orebody; drill testing of satellite targets at Loulo 2; definition of a new target three hundred and fifty metres west of Loulo 0; a review of the underground potential on the Loulo 0 and Yalea orebodies and finally geological modelling along the 15 kilometres strike length of the Yalea structure.

Detailed exploration has focused on defining targets within close proximity to the known orebodies. A new discovery was outlined which locates only 350 metres west of Loulo 0 orebody on the edge of the current optimum pit. Trenching, resampling of old diamond core and geological mapping has confirmed the presence of a 700 metre, north–south striking, shear zone with associated structural splays which is enveloped by silica-haematite alteration. This zone grades between 1 and 5 g/t over widths of 8 to 22 metres. Drill testing of this target will be undertaken during the first quarter of 2003. Diamond drilling at the Loulo 2 target has outlined a central high grade core of +10 g/t over eleven metres along a strike of 75 metres down to a depth of 50 metres within a quartz-tourmaline unit with brecciation and a quartz vein stockwork. Extension drilling north and south of this high grade core returned narrow intercepts of 1.5 to 4.5 metres grading between 1.4 and 5.7 g/t. Finally surface exploration in an erosional window locating two kilometres south and east of Loulo returned encouraging lithosamples of between 2 and 5 g/t along a north trending structural zone which can be followed for 800 metres.

Geological mapping and reinterpretation of diamond core has resulted in the refinement of the geological model for Yalea. The orebody locates within the Yalea structural zone and is defined by a hangingwall shear and a footwall mylonitic thrust shear zone. Between these bounding structures mineralisation is associated with a pyrite-magnetite-arsenopyrite-chalcopyrite-gold which is enveloped by silica-carbonate-sericite alteration. This gold system is developed over plus two kilometres with north plunging high grade shoots related to dilational zones. The Yalea structural zone can be traced over 15 kilometres and to date has only been prospected with shallow reconnaissance drilling from surface down to fifty metres at Baboto, Loulo 2 and 3. Detailed structural mapping, multi-element geochemistry and ground geophysical studies are presently in progress to define additional conceptual target zones along the Yalea structure with a view to effecting reconnaissance diamond drilling.

SENEGAL

Since the acquisition of the Kanoumering permit, the Company's exploration team has undertaken further generative studies with the Sabodala Belt. This work has identified a geological terrain with carbonate altered mafic and felsic packages which are intruded by multiple granitoid bodies. The volcanic package is thought to represent the preserved remnant of an accreted volcanic arc which has been subjected to extensive crustal reworking as attested to by extensive intrusive activity and polyphase deformation involving folding, thrusting and shearing. Multiple mineralisation styles have been identified and include quartz-veinlet stockworks within or at the contact with granodiorite intrusives, disseminated sulphide bodies in fold noses and brittle–ductile shear systems associated with gold and arsenopyrite. This work has culminated in the acquisition of a further two new



Yatela
Sadiola
N
Loulo 0
Loulo 0W
MALI
Loulo
Segala
Tabakoto
Proposed drill holes
100 m
SENEGAL
25 km

Mali... Loulo Project



N
Kounemba Permit
Kanoumering Permit
Tomboronkoto Permit
20 km
Gold targets
Gold deposits
Loulo
Yalea
SENEGAL
MALI
100 km

Senegal... Sabodala Belt

permits and the Company now holds a contiguous block covering an area of 1 200 square kilometres. The new permits are referred to as Kounemba and Tomboronkoto. In summary, the Company's new permit portfolio in Senegal hosts a variety of gold bearing targets including five with significant gold intersections from reconnaissance drilling; multiple gold in soil anomalies and grassroots targets in favourable geological settings. These targets are presently the focus of follow up exploration programmes with the objective of identifying a major mineralised system.

On the Tomboronkoto permit gold mineralisation at the Tombo target consists of a north 70 trending stockwork of quartz veinlets associated with silica-feldspar alteration in a granodiorite host rock. A plus one kilometre zone of continuous mineralisation has been delineated and is open in all directions. A new geological model has been developed which highlights opportunities both along strike and at depth within this mineralised system. Trenching is currently in progress to test the geological model with a view to undertaking drilling later this year. Six additional plus one kilometre soil anomalies (+50 ppb), in sheared andesites intruded by granitoids also locate on the Tomboronkoto property and require further work.

On the Kanoumering permit, data processing, orientation and generative work, is now complete. The Kanoumering property hosts multiple gold targets and soil anomalies in various geological settings associated with contrasting mineralisation styles. At the KB target a 3x4 kilometres soil anomaly (+100ppb) is associated with the contact zone between a large granodiorite and andesitic volcanics. Gold mineralisation is associated with quartz-carbonate veins hosted in porphyry dykes and within the andesitic volcanics. Only four previous diamond holes were drilled, covering a 200 metres by 100 metres area and intersected multiple zones of veining and silicification returning intercepts of 40 metres at 2.6 g/t and 25 metres at 2.9 g/t. Exploration is focused on trenching, pitting and geological mapping of the coherent high grade (+1 g/t) zones within the broad anomaly. Fourteen lithosampling results to date have returned between 1 and 82 g/t within one of these zones.

Target KA locates at the sheared contact between felsic and andesitic volcanics and the target remains open to the north where any expression of surface mineralisation is concealed beneath a transported regolith regime. The shear system hosting the KA target can be traced northwards with airborne electro magnetic and magnetics for a further ten kilometres. Target KC locates along the same structural zone as KA and gold mineralisation is associated with arsenopyrite and a broad alteration zone (silica-carbonate and sericite) in shallow dipping shear systems hosted within an andesitic-felsic volcaniclastic package. The KC soil anomaly covers a 2.5 by 1 kilometre area at plus 50 ppb and is still open to the north and south.

The Kounemba permit locates directly north of Kanoumering and straddles the shear corridor as the KA, BA and KC targets. Generative work has highlighted various favourable structural settings along this structural zone and reconnaissance geochemical and geological programmes are presently in progress.

CÔTE D'IVOIRE

On the Tongon project, at the Nielle permit in northern Côte d'Ivoire, mineralisation locates within two zones, the northern

44

Review of Operations

continued

and southern zones, over a cumulative strike length of four kilometres. The northern zone is defined by a single shear structure grading between 1.5 and 4.5 g/t over widths of 3 to 24 metres along a two kilometre strike length to drill tested depths of 120 metres below surface. Conversely the southern zone hosts multiple mineralised bodies grading 2 to 9 g/t with widths of 5 to 50 metres over a 2 kilometre by 500 metres area down to depths of 200 metres.

During the previous year exploration work focused on the southern zone where further trenching (1 495 metres) and diamond drilling (17 holes for 3 535 metres) was completed as part of a multiphased programme. This programme was subsequently curtailed due to the current conflict. The work completed has led to a better understanding of the ore zone outlining the presence of further mineralised bodies particularly in areas previously designated as barren as well as additional "blind bodies" which do not come to the surface. Geological modelling of the southern zone confirms the presence of multiple mineralised bodies associated with a broad envelope of boitite–silica–tremolite-diopside-sericite-carbonate alteration. Mineralisation is associated with brecciation, shearing and quartz veining in disseminated arsenopyrite–pyrhotite–pyrite–gold assemblages. The southern zone is still open at depth, the edges of the zone are poorly understood and within the orebody various areas are still sparsely drilled. Drill spacing varies from 50 to 100 metres in the southern zone. In the northern zone drilling density is very sparse with an interhole spacing of plus two hundred metres. There are considerable opportunities to enhance grade continuity with infill drilling.

In conclusion, there is considerable opportunity to increase the Tongon resource base for the following reasons: the extent and geometry of the high-grade bodies in the southern zone will only be accurately defined with closer spaced drilling and further drilling at depth; the northern zone is very poorly drilled with deepest intersections at only 120 metres below surface and borehole spacing is over 200 metres; finally the edges of the southern zone and northern zone are not well understood. Opportunities also exist on gold targets locating within a five kilometre radius of Tongon where follow up programmes will be effected. Follow up programmes will also be effected on multiple gold targets within the Nielle permit. On the Boundiali permit, locating ninety kilometres west of Nielle; all regional, reconnaissance and preliminary follow up work has been completed and the permit was renewed and reduced from 2 640 square kilometres to 1 320 square kilometres. Three gold targets with plus one kilometre strike lengths and encouraging trench, pit and lithosampling results are scheduled for follow up programmes. On one of these, the Tiasso target, trench intersections and soil anomalies outline the potential for multiple mineralised zones over an area of 2 000 metres by 500 metres. Gold mineralisation is associated with brecciation and quartz vein stockworks returning encouraging trench intersections of between six and twenty-five metres grading 3 to 4.5 g/t. A strong ground magnetic anomaly is coincident with the edge of the soil anomalies and could represent a hidden intrusive body. The Tiasso target is still open in all directions and the soil anomaly stops against alluvial gravels and ferricretes in the north and south. The target will be tested with shallow reverse circulation and rotary air blast drilling to define the geometry and extent of mineralisation.

Elsewhere in northern Côte d'Ivoire the Company's generative programmes have resulted in the


RANKING
Geological, Financial, Political, Infrastructural
A
B
C
D
N
Utimbaro
Nyabignene South
Simba Sirori South
Geita West
100 km

Country Risk Ranking

Tanzania... New Permits

acquisition of three new permit areas. These properties are at a grassroots level but work completed to date has demonstrated the presence of bedrock mineralisation associated with a regional two square kilometre anomaly of plus 50ppb gold. Follow up programmes involving detailed surface exploration are presently in progress.

In summary, the Randgold Resources projects in Côte d'Ivoire includes a 3 million ounce resource at Tongon and a balanced portfolio which includes brownfield opportunities around Tongon, an advanced prospect at Tiasso on the Boundiali permit and a selection of targets at various stages of exploration. In view of this and the fact that Côte d'Ivoire forms the southern extension to the Malian geology and is very under-explored the Company is intent on maintaining its position and when stability returns it will be looking for new opportunities in this country.

BURKINA FASO

In the nine years that the Company has been in Burkina Faso it has been involved in numerous technical discoveries but unfortunately none of these have led to the development of a plus 2 million ounce system. In view of this the Company has made a decision to cease active exploration in Burkina Faso. A local representative has been retained and continue to monitor new opportunities within the country.

NEW BUSINESS

The Company's exploration teams continue to generate models and acquire ground within our core areas of the West African craton as well as other prospective terrains in Central, East and Southern Africa.

In Tanzania, the Company recently completed a comprehensive generative study of the Archaen Greenstone Belts forming the Lake Victoria Goldfields where over forty million ounces of gold have been discovered in the last ten years. The generative programme involved integration of all remote sensing data (airborne geophysics and landsat) with field information and knowledge of known deposits to create geological models which in turn have defined priority areas for acquisition. This technical programme has been combined with a collaborative exercise with the Tanzanian Government to assist in the validation and rectification of the mineral rights data base. Based on this work the Company has decided to return to active exploration in Tanzania and has submitted eight applications for prospecting licences covering a total area of 816 square kilometres and locating in the Musoma-Mara, Southern Lake Victoria and Nzega Greenstone belts.

The Company continues to review acquisition opportunities within our brownfield areas of Mali West and Morila as well as assessing new countries that fit our risk and host prospective Birrimian Belts within West Africa. Our project teams continue to track all plus one million ounce deposits and we continually seek to diversify our geographical focus with the identification of new geological terraines with definable risks in Africa, Eurasia and Eastern Europe. In order to further extend our acquisition strategy, we have extended our "risk/reward" classification to cover all areas of the globe and have initiated generative studies in selected areas.

As a result both of the active target generation as well as third party submissions, we have carried out a significant number of detailed due diligence investigations seeking acquisition targets that meet our criteria for investment.

Manpower

A rightsizing review of manning was completed in all offices and operations during the year. The exercise was carried out to give a zero-base staffing level benchmark in preparation for the expected expansion in operations during 2003 and the concomitant build-up of staffing levels. The review process resulted in reductions in manning levels of 30% across the Company.

Following the rightsizing exercise Randgold Resources had a complement of 120 employees, excluding Morila, across Africa and Europe.

Corporate Relations in West Africa

Relationship building with governments, entrepreneurs, people living close to our operations and, through the media, to the general public in the countries in which we operate was intensified during the year. The strategy of building partnerships remains, in our view, the best way for us to do business and helps ensure that the development opportunities our activities present to the countries of West Africa will be sustainable.

Group Training and Development

As part of the implementation of a "Training and Development Needs Analysis" exercise related to the Company's strategy, several training and development interventions were undertaken during the year. The emphasis during 2002 was on management and financial skills development.

Remuneration

The Randgold Resources' reward philosophy aims to facilitate the development of a dynamic performance culture in which every employee champions the growth of shareholder value, is clear about the Company's objectives, knows how their work impacts on them and knows that they will benefit from achieving high levels of performance.

With this vision in mind the reward strategy's purpose is to:

- attract and retain talent of the highest quality to enable the Company to achieve its mission, with a lean organizational structure;
- motivate employees to achieve the level of performance necessary to continue to create sustained growth in shareholder value.

This is achieved in practice through remuneration practice that is designed to:

- closely align individual and team reward with business performance at each level;
- encourage employees to perform to their fullest capacities;
- encourage employees to align their interests with those of shareholders;
- encourage managers to achieve business performance through people and to assist them to recognize and reward superior performance in both the short and longer term;
- enable management to be locally focused and flexible within defined parameters;
- pay competitive and affordable remuneration packages in each of the employment markets in which the Company operates;
- maintain internal equity while giving due regard to market requirements;
- be perceived as fair by employees.

An annual salary review is conducted in October of each year to implement the reward strategy. It utilises information obtained from a comprehensive performance management system, from the annual organisational climate audit and from remuneration surveys.



Remuneration costs for the year were below 2001 levels due to rightsizing. Voluntary turnover in the Company in 2002 was zero.

Industrial Relations and Social Responsibility

PACT WITH LABOUR

A two-day national strike, called by the Section Nationale des Mines et des Industries (SECNAMI), was observed by workers on the three largest mines in Mali, including Morila, on 8 and 9 October 2002. Randgold Resources' employees at Syama and on the various exploration projects did not observe the strike call. Work returned to normal at Morila following the stoppage and those union grievances, where they related to the Morila operation, are being addressed with the full co-operation of the union. They include assistance to the union in building Industrial Relations capacity among its membership, many of whom are new to the mining industry. Despite the strike Industrial Relations remained good during 2002 and the Pact with Labour, that is a central pillar of our Industrial Relations strategy and which we take pride in, is intact throughout all our business units in the different countries in which we operate.

The full co-operation we obtained from our employees regarding the rightsizing exercises that affected all business units during the year, and the fact that our employees in Mali did not heed the two day national strike call in October was evidence of this. Great care was taken during the rightsizing exercise to ensure employees understood that the exercise formed part of our growth strategy for the Company and that we remain committed to the countries in which we operate.

Due to the ongoing unrest in the Côte d'Ivoire, our professional and managerial Ivorian staff have been temporarily reassigned to operations in Mali and Senegal. The Company has assisted in the evacuation from Korhogo to Abidjan of those of its employees who have requested such evacuation. Several employees have opted to remain in Korhogo. These employees are in contact with our Abidjan office on a regular basis and report that they are safe. Our Ivorian employees are optimistic that the situation will return to normal in the near future.

SOCIAL RESPONSIBILITY

Several social development projects requested by local communities through Company/Community Consultative Committees were completed during the year and are reported on in the body of this report.

Morila

STRATEGICALLY BASED HUMAN RESOURCE MANAGEMENT

Continuing assistance and advice was given to Morila operational management throughout the year regarding all aspects of Human Resources, Community Relations and Industrial Relations management. Significant progress in these areas was made during the year, with Randgold Resources assisting operational management, to prepare and implement Human Resources, Industrial Relations and Community Relations strategies that meet Randgold Resources values and standards.

Exploration

Following the closure of Burkina Faso Exploration and the re-entry to Senegal, total exploration related staffing levels were reduced during the year from 84 to 61 employees at December 2002.

48

Corporate Governance



INTRODUCTION

The Group has included a statement of its compliance with the Combined Code as provided by the Listing Rules of the United Kingdom Financial Services Authority and has itemised any variations from the provisions of the Combined Code. All the items of compliance noted have been in place for the entire period under review.

Since the registration of the Company's securities in the US and its listing on the Nasdaq National Market, Randgold Resources has also sought to adhere to the US compliance regime. The main points of the Sarbanes Oxley Act and other Securities and Exchange Commission and Nasdaq reforms, are as follows:

- Ability of audit committee to retain and dismiss auditors
- Independence of audit committee members
- Ability of audit committee to engage independent counsel and other advisers
- Proforma information not misleading and reconciled to GAAP
- Loans to directors and officers prohibited
- Disclosure of transactions by management and principal stockholers
- Internal control report
- Code of ethics for financial officers
- Audit committee financial experts
- Real-time disclosure
- Disclosure controls

Although the rules relating to the implementation of the Act have not all been finalised, we believe that we will be in a position to comply or explain our position.

49

THE BOARD

The Board reserves the right to provide the strategic direction to the Company to the benefit of its shareholders with the aim of building a strong and successful operation, focused on achieving consistent long-term financial returns. The Board remains dedicated to ensuring that, whatever the prevailing economic conditions, the executive continue to fulfil their responsibilities. It is the Board's responsibility to regularly monitor the effectiveness of the executive's policies and decisions, including the implementation and execution of its strategies.

The Board meets quarterly and on such other occasions as are deemed necessary. Attendance at the board meetings held during the last financial year was as follows:

Director	4 Nov	29 July	(Teleconference) 1 May	29 April	28 Jan	Total Attended
R A R Kebble	Y	Y	Y	Y	Y	5/5
D M Bristow	Y	Y	Y	Y	Y	5/5
R A Williams	Y	Y	Y	Y	Y	5/5
B H Asher	Y	Y	N	Y	Y	4/5
D Ashworth	Y	Y	Y	Y	N	4/5
J-A Cramer	Y	N	Y	Y	Y	4/5
R I Israel	Y	Y	Y	Y	Y	5/5
P Liétard	Y	Y	Y	Y	Y	5/5
F Lips	Y	Y	N	Y	Y	4/5
R B Kebble	N	N	N	N	N	0/5
A L Paverd	Y	Y	Y	Y	Y	5/5

The directors are entitled to seek independent professional advice, which they may arrange through the offices of the company secretary. Each director has unfettered access to the company secretary who remains responsible for ensuring that Board procedures and all applicable rules and regulations are adhered to. It is acknowledged that any decision to remove the company secretary from office has to be approved by the Board.

In fulfilment of their duties both to the Company and its shareholders, the directors aim to act impartially and independently when considering matters of strategy, performance and allocation of resources and to maintain the highest levels of conduct.

The Board operates in a field which is technically complex and directors continue to be exposed to information which enables them to fulfill their duties. Regular visits to the operations are made and technical presentations given to further their knowledge in various areas of specialisation. At the moment, induction courses take the form of presentations made to the Board and site visits.

There is no formally constituted nomination committee. The Board considers that such a committee is not required as it is the policy for details of any proposed candidate to be distributed to all directors for formal consideration at a full meeting of the Board. However, it will reconsider this position as and when it deems it necessary.

The Articles of the Company provide that any new director of the Company should be reelected by shareholders at the annual general meeting following the date of the director's appointment. Furthermore, each director is subject to reelection on a rotation basis every three years as required in terms of the Articles of Association and as provided for in the Companies (Jersey) Law 1991.

1. The Chairman and Chief Executive Officer

The posts of Chairman and Chief Executive Officer are separately held with a clear division of duties. For the purposes of the Combined Code, the Board has not appointed a senior independent director, on the basis that the issues for the Board can be raised with whichever non-executive director is the chairman of the relevant board committee.

50

Corporate Governance

continued

2. The Board Balance

The Board is committed to ensuring that non-executive directors remain in the majority. To date those directors classified as independent non-executives remain in the majority. The Board believes that their receipt of both fees and share options does not prejudice their independence.

The Board believes that independence is an issue of conscience and judgement, but that, to be independent, non-executive directors should be free from any business or other relationship which could materially interfere with the exercise of their independent judgement. It is as a result of Mr R B Kebble's shareholding in Randgold Resources' principal shareholder, Randgold & Exploration Company Limited, that he is classified as being a non-independent, non-executive director. Similarly, Mr D Ashworth, previously the financial director until his retirement in April 2002, is deemed a non-independent, non-executive director.

3. The Level and Make-up of Remuneration

The Board takes cognisance of the provisions relating to remuneration and refers readers to the Report of the Remuneration Committee for details of the Company's compliance.

4. Relations with Shareowners

Dialogue with all shareowners, both private and institutional, is fundamental to the operation of the Company. As a result, the communication strategy is monitored and considered at each formal meeting of the Board. The Company regularly briefs analysts and journalists on developments and encourages them to participate in facility visits to its operational and exploration sites. The Board deems the annual general meeting to be the appropriate forum for contact with shareowners and encourages their attendance and participation.

5. Constructive Use of the Annual General Meeting

It is the aim of the Company that the sentiments of shareowners should be reflected at the annual general meeting and for this reason it has been an unwritten policy of the Company that all resolutions should be considered by way of a ballot poll, and the number of proxies received be disclosed to those members in attendance. In order to facilitate access to information and participation at the annual general meeting, the annual report, the notice to shareowners and the proxy form have been placed on the Company's website at www.randgoldresources.com with effect from the date of publication hereof. Shareowners should complete the proxy and return it by post to the transfer secretary (for the address see page 90) or send it by email to mail@computershareci.com. The completed proxy should be sent to the transfer secretary by no later than 12 noon on 2 May 2003.

The Board confirms and agrees that substantial issues should be considered by way of separate resolutions and for this reason has separated the approval of the annual financial statements and the report of the Remuneration Committee.

The Company notes the Combined Code's position regarding notification of the annual general meeting of a minimum of 21 working days. Since its US listing in July 2002, the Company has a large percentage of shares held in the United States in the form of ADRs and it therefore aims to extend the minimum period to allow for the distribution of the notice of the annual general meeting and such other extraordinary general meeting notices and thereby encourage as wide a shareowner participation as possible. ADR holders who wish to vote at the Company's annual general meeting should make contact with their brokers to obtain and complete a proxy card. ADR holders will be required to ensure that their proxy cards have been returned to the Bank of New York by 28 April 2003. Results of the proxy voting by ADR holders will be computed and sent to the Company's UK transfer secretary for inclusion in the compilation for the annual general meeting which will be held on 5 May 2003.

6. Financial Reporting

The directors are required by the Companies (Jersey) Law 1991 to prepare annual financial statements which fairly present the state of affairs of the Company and the Group as at the end of the

51

financial year and the profit or loss of the Group for that period, in conformity with generally accepted accounting practice.
The financial statements set out in this report have been prepared by management in accordance with international accounting standards and are based on accounting policies that the Board considers appropriate and which have been consistently applied and which are supported by reasonable and prudent judgement and estimates.

The directors are of the opinion that the financial statements fairly present the financial position of the Company and the Group as at 31 December 2002, and the consolidated results of operation and the cash flow information of the Group for the year then ended.
The directors are satisfied that the Company has adequate resources and plans to increase the resources available to ensure its continued operational existence.
Accordingly, the Company continues to adopt the going concern basis in preparing the financial statements.

Details of the results of the year ended 31 December 2002 are set out in the consolidated statement of operations. The financial position of the Company and the Group is set out in the balance sheets.

The Board acknowledges that the responsibility of presenting a balanced and understandable assessment of the Company's activities and financial statements extends to all releases and publications issued.

BUSINESS RISK AND INTERNAL CONTROLS

In the last few years an assessment of the business risk and control framework of the Group has been undertaken. The main purpose of these assessments has been to construct a Business Control Framework that documents the key business risks, be they operational, financial or compliance risks, and related controls of the Group.

This Business Control Framework continues to be regularly reviewed and updated by management. Management reports quarterly to the Board on any issues which it deems necessary which might affect the business risks and controls. Randgold Resources receives copies of all the reports of the AngloGold internal audit team on their work at the Morila gold mine, as well as executive members of the Company undertaking regular audits of various aspects of the operation. Details of these reports and investigations are submitted to the Audit Committee and the Board for comment. Financial and technical audits of the Company's branch offices and major assets are regularly conducted. It is noted that no cost effective control system will preclude all errors and irregularities.

The Board acknowledges that it has responsibility for the overall and ongoing review and update of the Business Control Framework and that it has complied with Code Provision D2.1 through the procedures noted above. A review of internal controls has been undertaken during the year.

RISK FACTORS

Risks relating to our Business

Because we depend upon Morila, and our interest in the Morila joint venture, for substantially all of our revenues and cash flow, our business will be harmed if Morila's revenues or its ability to pay dividends are adversely impacted.

We hold our ownership interest in Morila through our 50% ownership interest in Morila Limited, which in turn owns 80% of Morila S.A., the direct owner of Morila. In 2002, substantially all of our revenues and cash flows were derived solely from sales of gold mined at Morila, and we expect that this mine will continue to provide substantially all of our operating revenue and cash flows for at least the next two years.

The profitability of our operations, and the cash flows generated by our operations, are affected by changes in the market price for gold which in the past has fluctuated widely.

Substantially all of our revenues and cash flows have come from the sale of gold. Historically, the market price for gold has fluctuated widely and has been affected by numerous factors over which we have no control.

We may incur losses or lose opportunities for gains as a result of our use of derivative instruments to protect us against low gold prices.

We use derivative instruments to protect the selling price of some of our anticipated gold production. Some of these instruments are required by

52

the terms of our existing credit facility with a consortium of financial lenders led by N.M. Rothschild & Sons Limited.

Under our joint venture agreement with Anglogold, we jointly manage Morila S.A., and any disputes with AngloGold over the management of Morila S.A. could adversely affect our business.

We jointly manage Morila S.A. with AngloGold under a joint venture agreement. Under the agreement, an AngloGold subsidiary is responsible for the day-to-day operations of Morila, subject to the overall management control of the Morila S.A. board. Substantially all major management decisions, including approval of a budget for Morila, must be approved by the Morila S.A. board. We and AngloGold retain equal control over the board, with neither party holding a deciding vote. If a dispute arises between us and AngloGold with respect to the management of Morila S.A. and we are unable to amicably resolve the dispute, we may have to participate in an arbitration or other proceeding to resolve the dispute, which could materially and adversely affect our business.

Our mining operations may yield less gold under actual production conditions than indicated by our gold reserve figures, which are estimates based on a number of assumptions, including assumptions as to mining and recovery factors, production costs and the price of gold.

The ore reserve estimates are estimates of the mill delivered quantity and grade of gold in our deposits and stockpiles. They represent the amount of gold that we believe can be mined, processed and sold at prices sufficient to recover our estimated total costs of production, remaining investment and anticipated additional expenditures.

Because our ore reserve estimates are calculated based on current estimates of production costs and gold prices, they should not be interpreted as assurances of the economic life of our gold deposits or the profitability of our future operations.

Reserve estimates may require revisions based on actual production experience. Furthermore, a sustained decline in the market price of gold may render ore reserves containing relatively lower grades of gold mineralisation uneconomic to recover and ultimately result in a restatement of reserves. The failure of the reserves to meet our recovery expectations may have a materially adverse effect on our business, financial condition and results of operations.

We may be required to seek funding from third parties or enter into joint development arrangements to finance the development of our properties, which funding or development arrangements may not be available on acceptable terms, or at all.

We require substantial funding to develop our properties. For example, if we ultimately determine that our Loulo or Tongon projects would sustain profitable mining operations, our ability to build mines at these sites would be dependent upon the availability of sufficient funding.

Morila is dependent upon generators to power its processing operations, and any disruption in the operation of the generators could materially and adversely affect our business, financial condition and results of operations.

In 1999, Morila S.A. entered into agreements under which Rolls-Royce Power Ventures agreed to supply power to and to sell to and operate generators at Morila. From inception, the generators proved unreliable, resulting in disruptions to the Morila operations and causing us to rely on the provision of alternative power generation, at their cost. Morila is also dependent upon the supply of diesel to power the generators. In the event that Morila's power supply is disrupted for any significant period of time as a result of the failure of the generators, the failure of any alternative power generation source or interruption in the supply of diesel or otherwise, Morila's gold production, and, accordingly, our financial condition and results of operations, would be materially and adversely affected.

We conduct mining, development and exploration activities in countries with developing economies and are subject to the risks of political and economic instability associated with these countries.

We currently conduct mining, development and exploration activities in countries with developing economies, including Côte d'Ivoire, Mali, Senegal and Tanzania. These countries and other emerging markets in which we may conduct operations have, from time to time, experienced economic or political instability.

If we are required to change how we account for our interest in Morila S.A. in the future to the equity method, any resulting confusion in the investor

53

community could cause persons not to invest in our securities.

Our financial statements have been prepared in accordance with IAS since our inception as an international company, under which we employ joint venture accounting and proportionately consolidate our interest in Morila's assets, liabilities, income, expenses and cash flows. If we are not permitted to utilise joint venture accounting under IAS in the future, we would be required to utilise the equity method to account for our interest in Morila and our other joint ventures, which could cause confusion in the investor community and adversely affect a prospective investor's willingness to invest in our securities. The most likely circumstance under which we would be prohibited from using proportionate consolidation would be if existing accounting policies under IAS were changed to prohibit proportionate consolidation for joint ventures of this type. Under the equity method of accounting, which is mandatory under US GAAP, we would recognize our share of the joint venture's net income as a separate line item in our income statement and would reflect as an investment our share of Morila's net assets on our balance sheet.

If we are unable to attract and retain key personnel our business may be harmed.

Our ability to bring additional mineral properties into production and explore our extensive portfolio of mineral rights will depend, in large part, upon the skills and efforts of a small group of management and technical personnel, including D. Mark Bristow, our Chief Executive Officer.

Our insurance coverage may prove inadequate to satisfy future claims against us.

We may become subject to liabilities, including liabilities for pollution or other hazards, against which we have not insured adequately or at all or cannot insure. Our insurance policies contain exclusions and limitations on coverage. In addition, our insurance policies may not continue to be available at economically acceptable premiums. As a result, in the future our insurance coverage may not cover the extent of claims against us for environmental or industrial accidents or pollution.

Risks relating to our Industry

The exploration of mineral properties is highly speculative in nature, involves substantial expenditures, and is frequently unproductive.

Exploration for gold is highly speculative in nature. Our future growth and profitability will depend, in part, on our ability to identify and acquire additional mineral rights, and on the costs and results of our continued exploration and development programmes.

Title to our mineral properties may be challenged which may prevent or severely curtail our use of the affected properties.

Title to our properties may be challenged or impugned, and title insurance is generally not available. Each sovereign state is the sole authority able to grant mineral property rights, and our ability to ensure that we have obtained secure title to individual mineral properties or mining concessions may be severely constrained.

Our ability to obtain desirable mineral exploration projects in the future will be adversely affected by competition from other exploration companies.

In conducting our exploration activities, we compete with other mining companies in connection with the search for and acquisition of properties producing or possessing the potential to produce gold.

If our environmental and other governmental permits are not renewed or additional conditions are imposed on our permits, our financial condition and results of operations may be adversely affected.

Generally, compliance with environmental and other government regulations requires us to obtain permits issued by governmental agencies. Some permits require periodic renewal or review of their conditions.

Labour disruptions could have an adverse effect on our operating results and financial condition.

All Malian national employees are members of the Union Nationale des Travailleurs du Mali, or UNTM. Due to the number of employees that belong to UNTM, we are at risk of having Morila's mining and exploration operations stopped for indefinite periods due to strikes and other labour disputes. Should any labour disruptions occur, our results of operations and financial condition could be materially and adversely affected.

AIDS poses risks to us in terms of productivity and costs.

The incidence of AIDS in Mali, which has been forecast to increase over the next decade, poses risks to us in

541

Corporate Governance

continued

terms of potentially reduced productivity and increased medical and insurance costs. The exact extent to which our workforce is infected is not known. The prevalence of AIDS could become significant. Significant increases in the incidence of AIDS infection and AIDS-related diseases among members of our workforce in the future could adversely impact our operations and financial condition.

Corporate Risks

Randgold & Exploration, our largest shareholder, together with our directors and officers affiliated with Randgold & Exploration, will continue to have substantial control over our affairs and you may not be able to influence the outcome of some of our important transactions.

Randgold & Exploration, our largest shareholder, beneficially owns approximately 48.2% of our ordinary shares, and our directors and officers affiliated with Randgold & Exploration beneficially own, in the aggregate, approximately 3.6% of our ordinary shares. Randgold & Exploration and those individuals may have the power to influence our business policies and affairs and determine the outcome of any matter submitted to a vote of our shareholders, including mergers, sales of substantially all of our assets and changes in control. In addition, two representatives of Randgold & Exploration are currently members of our Board of Directors.
Roger A R Kebble, our chairman, is also the chairman of Randgold & Exploration.

Some of our directors and officers hold positions with other companies in our industry, which may present conflicts with Randgold Resources that are resolved in a manner unfavorable to us.

Some of our officers and directors, including our chairman, hold positions with Randgold & Exploration, our largest shareholder, and other companies in our industry. These positions could create, or appear to create, potential conflicts of interest when these directors and officers are faced with decisions that could have different implications for our Company and the other companies in which these directors and officers hold positions. These conflicts may not ultimately be resolved in a manner that is favorable to us.

Legal action instituted against our chairman and one of our directors may adversely affect our share price.

Our chairman, Roger Kebble, resigned as a director of Durban Roodepoort Deep Limited, or DRD, a South African company, in June 2002. Management of DRD has instituted legal proceedings alleging that while Mr Kebble was chairman of DRD, he may have benefited from transactions involving payments to a close corporation of which he was a member, which was not disclosed to the company. Mr Kebble has disputed the claims. The matter goes to court in June 2003.

Criminal proceedings have been instituted against our chairman and one of our directors Mr R B Kebble on the grounds of alleged share manipulations. Details of the charges have still to be provided to the accused. In the event that these legal actions continue against the chairman and Mr R B Kebble, investors may be unwilling to invest in our securities, which may have an adverse effect on our share price.

Holders of ADRs have fewer rights than shareholders and have to act through the depositary to exercise those rights.

Holders of ADRs do not have the same rights as shareholders and accordingly cannot exercise rights of shareholders against us. The Bank of New York, as depositary, or the custodian, is the registered shareholder of the deposited shares underlying the ADSs, and therefore ADR holders will generally have to exercise their shareholder rights through The Bank of New York.

AUDIT COMMITTEE

The Audit Committee comprises four independent non-executive directors appointed by the Board as follows:

	Appointed
B H Asher *(Chairman)*	15 July 1997
J-A Cramer	15 July 1997
P Liétard	20 April 1998
A L Paverd	1 May 2000

The Company's audit charter, which defines the terms of reference for the Audit Committee members, sets out the framework through which the Committee reviews the Company's annual results, the effectiveness of its systems of internal control, internal audit procedures and legal and regulatory compliance and the cost effectiveness of the services provided by the internal and external auditors. The Committee also reviews the scope of work carried out by the Company's external and internal auditors and holds discussions with the external auditors at least once per year.

55

GOING CONCERN

In accordance with the guidance on going concern and financial reporting published in the United Kingdom in November 1994, the directors confirm that they have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

DIRECTORS' FEES

The Articles of Association provide that the directors' fees should be determined from time to time by ordinary resolution. As the issue of directors' fees concerns all the directors on the Board of the Company, members will be requested at the forthcoming annual general meeting to fix the fees of the directors and the members of the Board Committees at the rates referred to in paragraph 5, page 51 of this report. No change in Directors' fees is envisaged from that approved at the last annual general meeting.

REPORT OF THE REMUNERATION COMMITTEE

1. Compliance with the Combined Code

The Remuneration Committee has complied with the provisions of the Combined Code in determining the Company's policy on executive remuneration, save for such exceptions as are disclosed in this report.

2. Composition and Role of the Remuneration Committee

The Remuneration Committee comprises three independent non-executive directors appointed by the Board as follows:

	Appointed
R I Israel *(Chairman)*	15 July 1997
B H Asher	15 July 1997
F Lips	15 July 1997

The Committee's primary role is to determine, on behalf of the Board, senior executive remuneration policy and the remuneration and other terms and conditions of employment of the Company's executive directors. During the year, the committee did not consult with any external consultants but made use of the assistance of the group human resources executive and various industry related salary surveys to assist in determining executive remuneration.

3. Senior Executive Remuneration Policy

The Company's objective is to provide senior management, including executive directors, with a competitive remuneration package which will attract and retain executives of the highest calibre and will encourage and reward superior performance. The Remuneration Committee's policies are designed to meet these objectives and to ensure that the individual directors are fairly and responsibly rewarded for their respective contributions to the Company's performance.

The Committee determines the structure and content of the senior executives' remuneration packages by reference to a number of factors, including current business practice and prevailing business conditions within the Company, the mining and exploration industry.

The Company has no liability in respect of retirement provisions for executive directors. The Company does, however, provide a vehicle in the form of a defined contribution fund into which employees, including executive directors, may contribute for the purpose of providing for retirement. Whilst a contribution is made by the Company on behalf of employees, none is affected on behalf of executive directors.

4. Executive Directors' Remuneration

The remuneration of the Company's executive directors comprises a basic salary and an annual bonus. They are also participants of the Company's share option scheme. The total amount of the executive directors' remuneration in respect of year to 31 December 2002 was US$1 613 200 (year to 31 December 2001: US$1 290 226), full details of which are given on page 51.

4.1 BASIC SALARY

Each executive director receives a basic salary determined in accordance with the criteria set out above. Executive directors do not receive any fees. Executive directors are paid an annual bonus which is determined by the annual performance of the Company's share price.

56

Corporate Governance

continued

4.2 *SHARE OPTIONS*

Since 1996, the Company has operated a share option scheme under which senior management, including executive and non-executive directors, may be offered options over the Company's ordinary shares. Awards to executive directors are determined by the Remuneration Committee and are designed to motivate directors to achieve the Company's strategic objectives.

Share options have not been subject to any performance criteria for individual directors. Any options provided to an employee (which includes executive and non-executive directors) as defined by the rules of the scheme, are subject to an upper limit of two per cent of the Company's issued ordinary share capital.

The exercise price of any new share options is determined as the closing price of the share on the trading day preceding that on which the person was granted the option.

The scheme provides for the early exercise of all options in the event of an acquisition of such number of shares as would require an offer to be made to all other shareholders of the Company. Details of options held by directors, together with such additional options as were granted in terms of the provisions of the open offer, are shown on page 52 and 53.

4.3 *ANNUAL BONUS*

The service contracts for executive directors contain a calculation for the determination of the annual bonus. The bonus is determined on a notional shareholding measured against the performance of the weighted average price of the ordinary shares of the Company calculated on a twelve month period ending 31 March.

4.4 *SERVICE CONTRACTS*

Service contracts negotiated with each executive director incorporate their terms and conditions of employment and are reviewed annually by the Committee. Mr R A R Kebble and Dr D M Bristow have service contracts which run for a fixed three-year period until 31 May 2003. New contracts of employment for each director, including the financial director, Mr R A Williams have been submitted to the Remuneration Committee for consideration. If approved, the new contracts will run for a three year period until 31 May 2006. A fixed-term service contract valid until 31 December 2001 had been concluded with Mr D Ashworth, who formally retired from the Company on 30 April 2002. The Remuneration Committee had approved an employment contract with Mr R A Williams.

The new contracts for the three executive directors, which do not vary materially for the existing contracts, provide for the payment of a basic salary and an annual bonus. The calculation of the annual bonus for Mr R A R Kebble and Dr D M Bristow is calculated against a notional shareholding of 150 000 ordinary shares, whilst that of Mr R A Williams is against a notional shareholding of 50 000 ordinary shares. The Remuneration Committee considers the granting of share options to executive directors in accordance with the rules of the share option scheme and subject to the limits referred to in paragraph 4.2 above. Either party to the service contract is entitled to give notice of not less that six months should there be the desire to terminate service.

The Board considers that given the small size of the Company's senior management team, the periods of employment in excess of one year are appropriate. The Board acknowledges that it retains the right to terminate any service contract, within the terms and conditions agreed and in the event of unilateral termination, the Company would be required to recompense the director

concerned in respect of any outstanding amounts due in terms of the contract. The length of the notice period is deemed appropriate given the length and time required to obtain the services of a replacement for the senior position concerned.
In accordance with the requirements of the Statutory Instrument: The directors Remuneration Report Regulations 2002, the Company's performance has been measured against the HSBC Global Mining Index. The HSBC Global Mining Index is a capitalisation-weighted index calculated in dollars (US$). The series represents the mining industries of 21 countries for securities with a market capitalisation generally in excess of US$50 million. The series has a base of 100 at 31 December 1985, with the exception of the two Latin American indices which are based at 100 at 31 December 1989. A copy of the graph is included on page 7 in the Chairman's Statement.

5. Non-executive Directors

The fees paid to non-executive directors are determined by the Board as a whole and are normally reviewed every three years. At the annual general meeting it is proposed to retain the fees payable to the non-executive directors in their capacity as directors and to those members who serve on the Audit and Remuneration Committees as agreed at the last annual general meeting, namely:

Non-executive directors to receive US$30 000 per year, divided into four meetings providing a fee of US$7 500 per meeting;
Members of the Audit Committee are to receive US$7 500 per meeting;
The Chairman of the Audit Committee is to receive US$10 000 per meeting;
Members of the Remuneration Committee are to receive US$5 000 per year;
The Chairman of the Remuneration Committee is to receive US$6 000 per year.

Non-executive directors have been granted share options over the Company's ordinary shares. The decision to award non-executive directors' options was influenced by the Company's large North American shareholding where the award of such options is common practice and is encouraged.

Details of the options held by the non-executive directors are shown on page 53.

6. Directors' Remuneration and interests

6.1 SUMMARY OF DIRECTORS' REMUNERATION

	Basic salary/Fees 31 December		Bonus/Service Contracts 31 December		Total 31 December	
US$	2002	2001	2002	2001	2002	2001
Executive						
R A R Kebble	332 100	332 100	262 500	80 000 (2)	594 600	412 100
D M Bristow	427 500	391 875	262 500	100 000 (2)	690 000	491 875
D Ashworth	23 100	258 300	131 250	80 000 (2)	154 350	338 300
R A Williams (1)	174 250	22 951	-	25 000 (2)	174 250	47 951
Sub total	956 950	1 005 226	656 250	285 000	1 613 200	1 290 226

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Corporate Governance

continued

US$	Basic salary/Fees 31 December 2002	2001	Bonus/Service Contracts 31 December 2002	2001	Total 31 December 2002	2001
Non-executive						
B H Asher	62 500	60 000	-	-	62 500	60 000
D Ashworth	22 500	-	-	-	22 500	-
J-A Cramer	60 000	52 500	-	-	60 000	52 500
R I Israel	51 000	51 000	-	-	51 000	51 000
R B Kebble	30 000	45 000	-	-	30 000	45 000
P Liétard	52 500	52 500	-	-	52 500	52 500
F Lips	42 500	50 000	-	-	42 500	50 000
A L Paverd	60 000	52 500	-	-	60 000	52 500
TOTAL	1 337 950	1 368 726	656 250	285 000	2 054 200	1 653 726

(1) *Mr R A Williams was appointed financial director on 1 May 2002.*
The executive directors do not receive any benefits in kind and the only long-term incentive scheme is the Share Option Scheme.

(2) *While no bonus was paid during 2001 in connection with the executive bonus scheme, following the successful conclusion of the mandatory share buy back the executive directors each received an ex gratia payment.*

The bonus is calculated on the movement in the Company's share price based on a calendar year to 31 March. The 2002 bonuses as shown above reflect the amounts paid in April 2002 in respect of the movement in the share price from 1 April 2001 to 31 March 2002. At 31 December 2002, the Company accrued US$3.2 million for bonus payments in respect of 2002 based on a share price of US$15. Based on a share price at 11 March 2003, the date of signing the accounts, the aggregate accrued amount of the bonuses payable for the period up to that date would be the lower amount of US$2.2 million. Bonuses in respect of the 2002 year are expected to be paid in April 2003 in terms of the provisions of the service contracts.

6.2 *DIRECTORS' OPTIONS*

	At 01/01/02	Number of options During the period Granted	Exercised	At 31/12/02	Exercise price	Market price at date of exercise	Date from which exercisable	Expiry date
Executive								
R A R Kebble	-	200 000	-	200 000	6.50	-	12/07/03	11/07/12
R A R Kebble	112 700	-	-	112 700	3.30	-	29/01/01	28/01/11
D M Bristow	100 000	-	-	100 000	3.90	-	25/03/99	01/05/09
D M Bristow	-	250 000	-	250 000	6.50	-	12/07/03	11/07/12
D M Bristow	75 000	-	-	75 000	3.30	-	29/01/01	28/01/11
D Ashworth	50 000	-	-	50 000	3.90	-	25/03/99	01/05/09
D Ashworth	80 000	-	-	80 000	3.30	-	29/01/01	28/01/11
R A Williams	1 479	-	-	1 479	2.50	-	15/12/00	14/12/08
R A Williams	36 000	-	-	36 000	3.30	-	29/01/01	28/01/11
R A Williams	-	41 639	-	41 639	6.05	-	01/05/03	30/04/12
R A Williams	-	100 000	-	100 000	6.50	-	12/07/03	11/07/12

	At 01/01/02	Number of options During the period Granted	Exercised	At 31/12/02	Exercise price	Market price at date of exercise	Date from which exercisable	Expiry date
Non-executive								
B H Asher	12 700	-	-	12 700	3.30	-	29/01/01	28/01/11
J-A Cramer	12 700	-	-	12 700	3.30		29/01/01	28/01/11
R I Israel	12 700	-	-	12 700	3.30	-	29/01/01	28/01/11
R B Kebble	3 155	-	-	3 155	2.50	-	27/11/98	27/11/08
R B Kebble	19 000	-	-	19 000	3.30	-	29/01/01	28/01/11
P Liétard	12 700	-	-	12 700	3.30	-	29/01/01	28/01/11
F Lips	12 700	-	-	12 700	3.30	-	29/01/01	28/01/11
A L Paverd	12 700	-	-	12 700	3.30	-	29/01/01	28/01/11

The high and low ordinary share prices for the Company, for the year under review, were US$14.68 and US$4.75 respectively. The share price at the year end, being 31 December, was US$13.50.

6.3 *DIRECTORS' SHAREHOLDINGS*

In addition to the options listed above, the interests of the directors in the ordinary shares of the Company, as shown in the Register of Directors' Interests maintained in accordance with Article 75 of the Companies (Jersey) Law 1991, are set out below.

	At 31 December 2002 Number	At 31 December 2001 Number	Beneficial/ Non-beneficial
R A R Kebble *(Note 1)*	170 110	170 110	Beneficial
R A R Kebble	80 660	80 660	Non-beneficial
D M Bristow	137 092	137 092	Beneficial
D Ashworth	73 207	73 207	Beneficial
R B Kebble *(Note 1)*	34 568	34 568	Non-beneficial
B H Asher	8 210	8 210	Beneficial
J-A Cramer	6 233	6 233	Beneficial
R I Israel	6 233	6 233	Beneficial
F Lips	50 000	26 009	Beneficial
A L Paverd	6 233	6 233	Beneficial
R A Williams	8 120	8 120	Beneficial

Note 1: The indirect shareholding attributable to R A R Kebble and R B Kebble relates to their 15.2% shareholding in JCI Limited, formerly Consolidated African Mines Limited which holds 100% of Consolidated Mining Jersey Limited, which as at 31 December 2002, held 758 080 ordinary Randgold Resources Shares.

60

Corporate Governance

continued

SHARE OPTION SCHEME

The directors granted options to senior employees in terms of the provisions of the Randgold Resources Limited Share Option Scheme. The following summary is included in this report as required in terms of the rules of the scheme:

	Available	**Granted**	**Average US$ price**	**Exercised**	**Average US$ price**	**Total**
Balance at 28 February 2001	314 632	2 993 030	5.73	-	-	3 307 662
Adjustment to balance following increase in share capital	99 741					99 741
Shares exercised during the period	-	(1 013 404)	-	1 013 404	3.06	-
Shares granted during the period	(68 000)	68 000	4.56	-	-	-
Shares lapsed during the period	201 059	(201 059)	4.23	-	-	-
Balance at 30 September 2001	547 532	1 846 567	4.40	-	-	-
Amendment to the Share Option Scheme	(35 759)					(35 759)
Balance at 31 December 2001	511 673	1 846 567	-	1 013 404	-	3 371 644
Adjustment to balance following increase in share capital	750 000	-	-	-	-	750 000
Shares exercised during the period	-	(202 110)	-	202 110	3.61	-
Shares granted during the period	(1 026 639)	1 026 639	6.48	-	-	-
Shares lapsed during the period	25 322	(25 322)	3.69	-	-	-
Balance at 31 December 2002	260 356	2 645 774	4.92	1 215 514	-	4 121 644

61

ELECTION OF DIRECTORS

At the last annual general meeting Messrs F Lips, D Ashworth, R B Kebble and Dr A L Paverd were re-elected as directors. In April 2002, Mr D Ashworth retired as the Company's financial director and the board invited him to retain his position on the board, but as a non-executive director. As a result of Mr Ashworth's retirement, Mr R A Williams has assumed the position as financial director. The following changes to the Board of directors took place during the year:

Appointment	Effective date
R A Williams	1 May 2002

Mr R A Williams retires at the annual general meeting as required by Article 85.1 of the Company's Articles of Association. In terms of Article 90, Messrs B H Asher and J-A Cramer retire by rotation. All retiring directors are eligible and have offered themselves for re-election.

SHARE BUY BACK

At the annual general meeting, it is proposed that the shareholders be requested to approve a general authority for the Company to acquire its own shares. The approval will be subject to the requirements of the United Kingdom Financial Services Authority, the United States Securities and Exchange Commission, the London Stock Exchange and the Nasdaq Stock Market Inc. and a maximum limit of 14.9% of the Company's issued ordinary share capital.

APPOINTMENT OF AUDITORS

Following the conversion of PricewaterhouseCoopers to a Limited Liability Partnership from 1 January 2003, the Board accepted PricewaterhouseCoopers resignation as the Company auditors, with effect from 2 Febraury 2003 and simultaneously appointed PricewaterhouseCoopers LLP as auditors on a casual vacancy basis pending formal confirmation of the appointment by shareholders at the Annual General Meeting on 5 May 2003.

AMENDMENT TO ARTICLES OF ASSOCIATION

Deletion of the Right to Indemnify the Company's Auditors

At the time of the Company's listing on the Nasdaq National Market in July 2002, an undertaking was provided to the United Securities and Exchange Commission that the Company would seek shareholder approval to delete reference to the provision of an indemnity for its auditors in accordance with the Securities and Exchange Commission prohibition against such indemnities for auditors. Since incorporation, no such indemnity has been provided.

The Board of Directors has therefore proposed that a special resolution, substantially in accordance with item 8, special resolution number 2, as contained in the Notice to Shareholders, be considered at the annual general meeting to amend articles 162.1 and 163.1 of the Company's articles of association to delete the provision whereby the Board can indemnify its auditors. It is proposed that the wording "and, if the Board so determines, an Auditor may be indemnified," and ",or as Auditor," be deleted from article 162.1 and the words "or auditor" and "auditor" from article 163.1. The directors believe that the amendment would be in the interest of the Company and recommend that shareholders vote in favour of the special resolution.

In accordance with the United Kingdom Listing Authority Listing Rules, from the date of posting to 5 May 2003, a copy of the Anuual Report and Notice to Shareholders will lie for inspection at the offices of Norton Rose, Kempson House, Camomile Street, London, EC3A 7AN.

By order of the Board



David J Haddon
Secretary
11 March 2003

"We remain committed to tight financial management and controls and good corporate governance."



Financial Review

for the year ended 31 December 2002

The results for the year have been particularly good, both from a profit perspective and a strengthening of our balance sheet. Net profit for the year was US$65.7 million which was up over threefold year on year. Operating profits were US$100 million compared to US$32 million for 2001. This was mainly due to higher grades from Phase II of the Morila pit which we began mining in the middle of 2002, plus the impact of the cessation of operations at Syama at the end of 2001.

The improved net profit is after expenditure on exploration and corporate costs which included expenditure on extensive drilling in the Côte d'Ivoire and Mali. The comparative net profit for 2001 was boosted by profits on closing out of a portion of the Syama derivatives. The low tax rate is due to a five year corporate profits tax holiday granted by the Morila convention, which will run until October 2005. Morila still pays a 6% royalty and other taxes to the Malian Government in this period.

Earnings per share were US$2.61 up from US$0.58 in 2001. Considering our share price was trading at US$13.50 at year end, this equates to a price earnings ratio of approximately 6 which is low by comparison to the gold mining industry norm of 20 and

63

above. Return on equity was 100% compared to 21% in 2001.

The balance sheet has been greatly strengthened by the significant cash being generated by Morila and by the Nasdaq listing in July in which the Company raised US$32.5 million in new shares.

The Company accesses its cash from Morila by the way of quarterly dividends and Randgold Resources received US$56.8 million in dividends during the year. This allowed us to retire the full amount of the US$35 million corporate facility in November. The Company is now substantially debt free, except for its attributable share of Morila's remaining project financing, which is non-recourse to Randgold Resources.

"We now have the firepower to look for external, early stage opportunities."

Our stronger balance sheet allows us to be more aggressive in developing some of the internal opportunities we have. We are budgeting to spend US$15.2 million on exploration, corporate and new business in 2003. A large part of the expenditure is targeted at the Morila region, Mali West (Loulo) and our newer prospective areas of Senegal and Tanzania. We also now have the firepower to look for external, early stage opportunities.

Randgold Resources, whilst philosophically a "non-hedger" follows a careful hedging strategy the aim of which is to secure a floor price which is sufficient to protect the Company in periods of capital expenditure and debt finance, whilst at the same time allowing us significant exposure to spot. The current position is that approximately 20% of Morila's budgeted production is sold forward (flat forwards) at US$275 per ounce for the year 2003 and 2004. The Company also bought calls at prices from US$350 per ounce to US$360 per ounce to allow further participation in any significant upside in the gold price.

One of the pleasing aspects of the year is that the last contingent liabilities facing Syama such as the Rolls-Royce settlement and the remains of the financial instruments position have now been crystallised at amounts close to the accounting provisions we had made. Syama is no longer a liability and now has become an asset which we are seeking to monetise either through a sale as a going concern or by sales of the plant. The remains of Syama's hedge were closed out in the year. This amounted to 148 500 ounces of uncovered calls. The cost was US$2 million, including interest, payable in 2004.

No dividend has been declared for the year. The share buy-back at US$7 per share that took place in September 2001 was effectively a distribution from future Morila cash flows. It is the Company's intention to begin paying dividends when its accumulated losses are extinguished and when an acceptable dividend yield is sustainable.

We remain committed to tight financial management and controls and good corporate governance. A formal system of internal controls is in place under the auspices of the audit committee, comprising independent directors. Risk assessments are carried out and monitored on a regular basis. Results are strictly and regularly measured against budgets and forecasts. Progress against the commitments of the executive management team are monitored on a weekly basis ensuring the Company remains focused on delivery of its mission.



Roger Williams
Financial Director

641

Approval of Annual Financial Statements

The directors are responsible for the maintenance of proper accounting records and the preparation, integrity and fair presentation of the financial statements of Randgold Resources Limited and its subsidiaries. The financial statements, presented on pages 60 to 85, have been prepared in accordance with International Accounting Standards and include amounts based on judgements and estimates made by management. The directors also prepared the other information included in the annual report and are responsible for both its accuracy and its consistency with the financial statements.

The directors also have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and prevent and detect fraud and other irregularities. The going concern basis has been adopted in preparing the financial statements. The directors have no reason to believe that the Group will not be a going concern in the foreseeable future based on forecasts and available cash resources. The viability of the Company and the Group is supported by the financial statements.

The financial statements have been audited by the independent accounting firm, PricewaterhouseCoopers LLP, United Kingdom, which was given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the board of directors and committees of the board. The directors believe that all representations made to the independent auditors, during their audit were valid and appropriate. PricewaterhouseCoopers LLP's audit report is presented on page 59.

The financial statements were approved by the Board of Directors on 11 March 2003 and are signed on its behalf by:





R A R Kebble
Chairman

D M Bristow
Chief Executive

Jersey, Channel Islands
11 March 2003

65

To the Members of
RANDGOLD RESOURCES LIMITED

Report of the Independent Auditors

We have audited the accompanying consolidated balance sheet of the Company and its subsidiaries (the "Group") as of 31 December 2002, and the related consolidated statements of income, and cash flows for the year then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audit. This opinion has been prepared for and only for the Company's members in accordance with Companies (Jersey) Law 1991 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the items listed in the contents section of the Annual Report, excluding the 2002 audited financial statements.

We also, at the request of the directors (because the Company applies the Financial Services Authority Listing Rules as if it is a listed company incorporated in the United Kingdom), review whether the corporate governance statement on pages 42 to 55 reflects the Company's compliance with the seven provisions of the Combined Code specified by the United Kingdom Financial Services Authority for review by auditors of listed companies, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

In our opinion, the financial statements give a true and fair view of the financial position of the Company and the Group as of 31 December 2002, and of the results of its operations and its cash flows for the year then ended in accordance with International Accounting Standards and Companies (Jersey) Law 1991.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors

London, United Kingdom
11 March 2003

Consolidated Statement of Operations

66

for the year ended 31 December 2002

Group

US$000	Notes	31 Dec 2002	31 Dec 2001
REVENUES			
Gold sales		131 440	84 154
Interest income		225	2 293
Exchange gains		2 477	427
Other income		509	633
		134 651	87 507
COSTS AND EXPENSES			
Mine production costs		22 706	37 349
Transport and refinery costs		588	547
Movement in production inventories and stockpiles		(145)	(813)
Transfer to deferred stripping costs		(5 043)	(1 991)
General and administrative expenses		4 128	11 262
Royalties		9 185	5 801
Exploration and corporate expenditure		16 686	9 187
Depreciation and amortisation		8 765	7 097
Interest expense		3 686	4 067
Loss/(gain) on financial instruments		346	(7 424)
Provision for environmental rehabilitation		600	317
Exchange losses		1 900	1 269
Other expenses		5 741	3 610
		69 143	70 278
NET PROFIT FOR THE ENTERPRISE BEFORE INCOME TAX AND MINORITY INTEREST		65 508	17 229
Income tax expense	3	-	(126)
Minority interest		220	656
NET PROFIT		65 728	17 759
BASIC EARNINGS PER SHARE (US$)	4	2.61	0.58
FULLY DILUTED EARNINGS PER SHARE (US$)	4	2.59	0.57

67

Consolidated and Company Balance Sheets

at 31 December 2002

US$000	Notes	Group 31 Dec 2002	Group 31 Dec 2001	Company 31 Dec 2002	Company 31 Dec 2001
ASSETS					
CURRENT ASSETS					
Cash and equivalents		59 631	6 683	39 323	1 525
Restricted cash	5	4 526	4 474	-	-
Receivables	6	14 262	16 558	1 926	4 647
Inventories	7	11 601	9 743	-	-
TOTAL CURRENT ASSETS		90 020	37 458	41 249	6 172
PROPERTY, PLANT AND EQUIPMENT					
Cost		168 540	163 076	321	321
Accumulated depreciation and amortisation		(92 104)	(83 339)	(321)	134
NET PROPERTY, PLANT AND EQUIPMENT	8	76 436	79 737	-	187
OTHER LONG-TERM ASSETS	9	7 402	2 359	-	-
INVESTMENT IN SUBSIDIARIES AND JOINT VENTURE	10	-	-	25 795	18 862
TOTAL ASSETS		173 858	119 554	67 044	25 221
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Accounts payable and accrued liabilities	11	10 838	10 851	4 518	630
Current portion of long-term liabilities	11	9 726	11 224	-	3 000
Bank overdraft	12	1 170	1 708	-	-
Total current liabilities		21 734	23 783	4 518	3 630
PROVISION FOR ENVIRONMENTAL REHABILITATION	13	4 972	4 340	-	-
LONG-TERM LIABILITIES	14	19 307	57 147	1 841	30 000
LOANS FROM MINORITY SHAREHOLDERS IN SUBSIDIARIES	15	9 506	21 625	-	-
MINORITY SHARE OF ACCUMULATED LOSSES	15	(8 176)	(20 290)	-	-
LIABILITIES ON FINANCIAL INSTRUMENTS	16	7 530	2 452	-	-
SHAREHOLDERS' EQUITY					
Share capital					
Authorised:					
40 000 000 ordinary shares of 10 US cents each, for both years presented					
Issued:					
27 663 740 ordinary shares (2001:22 461 630)		2 766	2 246	2 766	2 246
Share premium		190 618	161 830	190 618	161 830
Accumulated losses		(66 106)	(131 834)	(132 699)	(172 485)
Other reserves		(8 293)	(1 745)	-	-
TOTAL SHAREHOLDERS' EQUITY		118 985	30 497	60 685	(8 409)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		173 858	119 554	67 044	25 221

Statement of Consolidated Shareholders' Equity

for the year ended 31 December 2002

68

Group

	Number of ordinary shares	Share capital US$000	Additional paid in capital US$000	Accumulated losses US$000	Other reserves US$000	Total US$000
BALANCE AT 31 DECEMBER 2000	33 076 629	3 307	240 742	(150 108)	-	93 941
Change in accounting policy in respect of IAS 39	-	-	-	515	2 388	2 903
RESTATED BALANCE AT 1 JANUARY 2001	33 076 629	3 307	240 742	(149 593)	2 388	96 844
Net income	-	-	-	17 759	-	17 759
Exercise of employee stock options	997 404	100	1 639	-	-	1 739
Movement on cash flow hedges	-	-	-	-	(4 133)	(4 133)
Share buyback and related expenses	(11 612 403)	(1 161)	(80 551)	-	-	(81 712)
BALANCE AT 31 DECEMBER 2001	22 461 630	2 246	161 830	(131 834)	(1 745)	30 497
Net income	-	-	-	65 728	-	65 728
Exercise of employee stock options	202 110	20	683	-	-	703
Movement on cash flow hedges	-	-	-	-	(6 548)	(6 548)
Issue of shares – public offering	5 000 000	500	32 000	-	-	32 500
Share issue expenses	-	-	(3 895)	-	-	(3 895)
BALANCE AT 31 DECEMBER 2002	27 663 740	2 766	190 618	(66 106)	(8 293)	118 985

The Company listed its shares on the Nasdaq Stock Market on 11 July 2002, when it issued and allotted 5 000 000 million new shares to new shareholders and raised US$32.5 million. The Company's Global Depositary Receipts were exchanged for American Depositary Receipts (ADR) which trade on the Nasdaq and London Stock Exchange. Each ADR equates to two ordinary shares. With effect from 10 March 2003, the Company's ADR ratio was changed from two ordinary shares per one ADR to one ordinary share per one ADR.

The repurchase of 34.08% of the Company's shares at US$7 per share was completed in September 2001, with the Company paying a total of US$81.7 million to shareholders.

Statement of Consolidated Cash Flows

69

for the year ended 31 December 2002

	Group	
US$000	31 Dec 2002	31 Dec 2001
CASH FLOWS FROM OPERATIONS		
Income before taxes	65 508	17 229
Depreciation and amortisation	8 765	7 097
Transfer to deferred stripping	(5 043)	(1 991)
Loss/(gain) on financial instruments	346	(7 427)
Loss on the disposal of inventories at Syama	-	296
Net increase in provision for environmental rehabilitation	600	724
Effects of changes in operating working capital items:		
- receivables	2 328	10 211
- inventories	(1 858)	498
- accounts payable and accrued liabilities	(13)	(5 367)
Net cash provided by operations	70 633	21 270
CASH FLOW FROM INVESTING ACTIVITIES		
Additions to property, plant and equipment	(5 464)	(11 946)
Proceeds on disposal of property, plant and equipment at Syama	-	2 407
Increase in restricted cash	(52)	(4 474)
Net cash utilised in investing activities	(5 516)	(14 013)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds received on financial instruments	-	4 278
Ordinary shares issued	33 203	1 739
Share buy back	-	(81 287)
Share issue/buy back expenses	(3 895)	(425)
Long-term loans and loans from outside shareholders in subsidiaries (paid)/received - (net, including short-term portions)	(40 939)	11 775
Decrease in bank overdraft	(538)	(159)
Cash utilised in financing activities	(12 169)	(64 079)
NET INCREASE/(DECREASE) IN CASH AND EQUIVALENTS	52 948	(56 822)
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	6 683	63 505
CASH AND EQUIVALENTS AT END OF YEAR	59 631	6 683

Notes to the Annual Financial Statements

at 31 December 2002

70

1. **NATURE OF OPERATIONS**

The Company, its subsidiaries and joint ventures ("the Group") carry out opencast mining activities and exploration. The Group currently has one operating mine in Mali, West Africa, the Morila Gold Mine, which commenced production in October 2000, one operation in Mali under care and maintenance, namely the Syama Mine, two projects at feasibility stage as well as a portfolio of exploration projects in West and East Africa.

The main focus of exploration work is on its advanced projects in Mali West, around Morila and in Senegal. The Company also has two projects at feasibility stage, Loulo in western Mali and Tongon in Côte d'Ivoire. The Company identifies various stages of feasibility for its projects. The Loulo project has been advanced from the exploration phase through early feasibility stage involving preliminary financial evaluation of the viability of the project to a final feasibility stage which entails the development of a detailed plant and infrastructure design, an environmental impact study and a full financial analysis to enable a development decision to be made. The decision to develop the mine is awaiting the outcome of discussions on regional infrastructure and fiscal regime with the Malian Government who have set up an inter-ministerial commission to examine those matters. The Tongon project is at an earlier stage of feasibility, where the data currently available is less accurate, requiring further detailed work to be performed. The data currently available is of a sufficient level for preliminary economic analysis to be undertaken. The Company does not capitalise any expenditure until a decision to develop a project is made.

The interests of the Group are Morila S.A. ("Morila") which owns the Morila mine, Somilo S.A. ("Somilo") which conducts the exploration and development activities over the Loulo site and Somisy SA ("Somisy") which owns and operated the Syama Mine. Randgold Resources holds an effective 40% interest in Morila, following the sale to AngloGold Limited on July 3, 2000 of one-half of Randgold Resources' wholly-owned subsidiary, Morila Limited. Management of Morila Limited, the 80% shareholder of Morila, is effected through a joint venture committee, with Randgold Resources and AngloGold each appointing one-half of the members of the committee. AngloGold Services Mali S.A. ("Anser"), a subsidiary of AngloGold, is the operator of Morila.

In December 2001, the Syama operation was placed on care and maintenance. Activities at the Syama mine have now been reduced to rehabilitation and monitoring work while discussions with interested parties to acquire the mine and the fixed assets are continuing. A final decision will be made pending the outcome of the discussions with interested third parties or a significant sustained improvement in the gold price.

2. **SIGNIFICANT ACCOUNTING POLICIES**

The financial information in this report has been prepared on the historical cost basis in accordance with International Accounting Standards. A summary of the significant accounting policies, which have been applied consistently for all periods covered by this report, is set out below.

GENERAL: The financial statements are measured and presented in US dollars, as it is the primary functional currency in which transactions are undertaken. Monetary assets and liabilities in foreign currencies are translated to US dollars at rates of exchange ruling at the end of the financial period. Translation gains and losses arising at period-end, as well as those arising on the translation of settled transactions occurring in currencies other than the functional currency, are included in net income.

71

CONSOLIDATION: The consolidated financial information includes the financial statements of the Company, its subsidiaries and the Company's proportionate share of the joint venture.

A company in which the Group holds directly or indirectly, through other subsidiary undertakings, a controlling interest is classified as a subsidiary undertaking. Subsidiaries are consolidated from the date control is transferred to the Group and are no longer consolidated from the date control ceases. The minority interest in the consolidated equity and in the consolidated results are shown separately.

Any excess or deficits of the purchase price when compared to the fair value of the subsidiary acquired is attributed to mineral property interests and amortised in accordance with Group accounting policies. The results of subsidiaries are included from effective dates of acquisition and up to the effective dates of disposal. Intercompany accounts and transactions are eliminated on consolidation.

Joint ventures are those investments in which the Group has joint control and are accounted for under the proportional consolidation method. Under this method, the proportion of assets, liabilities and income and expenses and cash flows of each joint venture attributable to the Group are incorporated in the consolidated financial statements under appropriate headings. The results of joint ventures are included from the effective dates of acquisition and up to the effective dates of disposal. Intercompany accounts and transactions are eliminated on consolidation.

Any excess or deficits of the purchase price when compared to the Group share of the fair value of the joint venture acquired is attributed to mineral property interests and amortised in accordance with Group accounting policies.

CASH AND EQUIVALENTS include all highly liquid investments with a maturity of three months or less at the date of purchase.

INVENTORIES which include ore stockpiles, gold in process and supplies and insurance spares, are stated at the lower of cost or net realisable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs.

Stockpiles consist of two types of ore, high grade and medium grade ore, which will be processed through the processing plant. Both high and medium grade stockpiles are currently being processed and all ore is expected to be fully processed within the life of mine. The processing of ore in stockpiles occurs in accordance with the life of mine processing plan that has been optimised based on the known mineral reserves, current plant capacity, and mine design.

EXPLORATION COSTS are expensed as incurred. Costs related to property acquisitions are capitalised.

UNDEVELOPED PROPERTIES upon which the Group has not performed sufficient exploration work to determine whether significant mineralisation exists, are carried at original cost. Where the directors consider that there is little likelihood of the properties being exploited, or the value of the exploitable rights have diminished below cost, a write-down is recorded.

Notes to the Annual Financial Statements

continued

12

2. NATURE OF OPERATIONS *(contd)*

DEVELOPMENT COSTS AND MINE PLANT FACILITIES relating to existing mines are capitalised. Development costs consist primarily of direct expenditure to develop an ore body for economic exploitation and to expand the production capacity of existing operating mines. Following the completion of a bankable feasibility study, development costs, which include interest on borrowed funds, used to place new mines into production and to complete major development projects at operating mines are capitalised. Ongoing costs to maintain production are expensed as incurred.

DEFERRED STRIPPING COSTS: The costs of waste stripping in excess of the expected pit life average stripping ratio are deferred and charged to production when the actual ratio is below the expected average ratio. The expected pit life average stripping ratio is calculated as the ratio of future anticipated waste tons to be mined, to anticipated future ore tons to be mined. This ratio is recalculated annually in light of additional knowledge and changes in estimates. The expected pit life ratio is then compared to waste associated with ore mined during the period so as to calculate the deferred stripping costs to be deferred or released for the period.

DEPRECIATION AND AMORTISATION: Long-lived assets include mining properties, mine development cost and mine plant facilities. These assets have useful economic lives which equal or exceed that of the life of the mine. Depreciation and amortisation are therefore charged over the life of the mine based on estimated ore tons contained in proven and probable reserves. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits.

Short-lived assets which include motor vehicles, office equipment and computer equipment, are depreciated over estimated useful lives of two to five years.

MINING PROPERTY EVALUATIONS: Recoverability of the long-term assets of the Company, which include development costs, deferred stripping costs and undeveloped property costs, together with other current assets, is reviewed whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In determining if the asset can be recovered, the Company compares the value in use amount to the carrying amount or where higher, the disposal value. If the carrying amount exceeds the value in use amount, the Company will record an impairment charge in the income statement to write down the asset to the value in use amount. To determine the value in use amount, management makes its best estimate of the future cash inflows that will be obtained each year over the life of the mine and discounts the cash flow by a rate that is based on the time value of money adjusted for the risk associated with the applicable project. Management's best estimate includes only those projections which it believes are reliable, and which based upon past experience, it has the ability to accurately forecast. These estimates are subject to risks and uncertainties including future metal prices. In addition, other factors that management can control may turn out differently than that projected and could have an effect on the determination of the value in use amount. It is therefore reasonably possible that changes could occur which may affect the recoverability of the mining assets.

REHABILITATION COSTS: The net present value of future rehabilitation costs estimates is recognised and provided for in the financial statements and capitalised to mining assets on initial recognition. Due to the nature of mining operations, initial recognition is at the time of first production and thereafter as and when additional environmental disturbances are created. The estimates are reviewed annually to take into account the effects of inflation and changes in the estimates and are discounted using rates that reflect the time value of money.

Annual increases in the provision are charged to income and consist of finance costs relating to the change in present value of the provision and inflationary increases in the provision estimate. The present value of additional environmental disturbances created are capitalised to mining assets against an increase in rehabilitation provision. The rehabilitation asset is amortised as noted previously. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred.

Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and reasonably estimable.

PROVISIONS: are recognised when the Company has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

GOLD SALES: Revenue arising from gold sales is recognised when the risks and rewards of ownership and title pass to the buyer under the terms of the applicable contract and the pricing is fixed and determinable.

INTEREST: is recognised on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity.

DERIVATIVES: All derivatives are recognised on the balance sheet at their fair value, unless they meet the criteria for the normal purchases normal sales exemption.

On the date a derivative contract is entered into, the Company designates the derivative for accounting purposes as either a hedge of the fair value of a recognised asset or liability (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). Certain derivative transactions, while providing a degree of economic hedges under the Company's risk management policies, do not qualify for hedge accounting.

Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a cash flow hedge, are recognised directly in equity. Amounts deferred in equity are included in the income statement in the same periods during which the hedged firm commitment or forecasted transaction affects net profit or loss.

Recognition of derivatives which meet the criteria for own use are deferred until settlement.

Changes in the fair value of derivatives that do not qualify for hedge accounting are recognised in the income statement.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives designed as hedges to specific assets and liabilities or to specific firm commitments for forecasted transactions. The Company formally assesses, both at the hedge inception and at the end of each reporting period, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Notes to the Annual Financial Statements

continued

74

2. NATURE OF OPERATIONS *(contd)*

PROVIDENT FUNDS AND OTHER EMPLOYEE BENEFITS: Provident funds, which are defined contribution plans are funded through monthly contributions which are charged to income statement as incurred.

INCOME AND MINING TAXES: The Company follows the comprehensive liability method of accounting for income and mining taxes, whereby deferred income and mining taxes are recognised for the tax consequences of timing differences, by applying current statutory tax rates to differences between financial statement amounts and the tax bases of assets and liabilities. Deferred tax assets are recognised for temporary differences which result in deductible amounts in future periods, but only to the extent it is probable that sufficient taxable profits will be available against which these differences can be utilised.

Changes in deferred tax assets and liabilities include the impact of any tax rate changes enacted during the year.

EARNINGS PER SHARE is computed by dividing net income/(loss) by the weighted average number of ordinary shares in issue during the year/period.

FULLY DILUTED EARNINGS PER SHARE is presented when the inclusion of potential ordinary shares has a dilutive effect on earnings per share.

3. INCOME AND MINING TAXES

The Company is not subject to income tax in Jersey. Morila S.A. benefits from a five year tax holiday in Mali. The tax holiday of Morila S.A. expires on 1 November 2005. The benefit of the tax holiday to the Company was to increase its net income by US$31.7 million and US$11.3 million, due to not recording its share of Morila's tax expense for the years ended 31 December 2002 and 2001, respectively. Accordingly, had the Company not benefited from the tax holiday in Mali, earnings per share would have been reduced by US$1.26 and US$0.37 for the years ended 31 December 2002 and 2001 respectively. Thus, the tax accounting for the Group on a consolidated basis reflects the tax accounting for its suspended operation, Somisy. Under Malian tax law, income tax is based on the greater of 35 per cent of taxable income or 0.75 per cent of gross revenue.

The tax charge for the year ended 2001 included in suspended operations, represents minimum Mali tax. No tax liability has accrued in 2002, based on Malian tax law.

75

Group

US$000	31 Dec 2002	31 Dec 2001
3. INCOME AND MINING TAXES *(contd)*		
CURRENT		
Income and mining tax on suspended operation	-	(126)
Income and mining tax on continuing operations	-	-
Total current income and mining taxes	-	(126)

For the year ended 31 Dec 2002

	Income (numerator) US$000	Share (denominator)	Share amount US$
4. EARNINGS PER SHARE			
BASIC EARNINGS PER SHARE			
Shares outstanding 1 January 2002		22 461 630	
Weighted number of shares issued		2 686 190	
Income available to shareholders	65 728	25 147 820	2.61
EFFECT OF DILUTIVE SECURITIES			
Stock options issued to employees		260 913	
Fully diluted earnings per share	65 728	25 408 733	2.59

For the year ended 31 Dec 2001

	Income (numerator) US$000	Share (denominator)	Share amount US$
BASIC EARNINGS PER SHARE			
Shares outstanding 1 January 2001		33 076 629	
Weighted average number of shares bought back		(2 903 100)	
Weighted number of shares issued		344 117	
Income available to shareholders	17 759	30 517 646	0.58
EFFECT OF DILUTIVE SECURITIES			
Stock options issued to employees		244 259	
Fully diluted earnings per share	17 759	30 761 905	0.57

Notes to the Annual Financial Statements

continued

76

US$000	Notes	Group 31 Dec 2002	Group 31 Dec 2001	Company 31 Dec 2002	Company 31 Dec 2001
5. RESTRICTED CASH					
Debt service reserve		4 526	4 474	-	-
		4 526	4 474	-	-
The debt service reserve account relates to the N.M. Rothschild & Sons Limited debt service reserve account. This amount is held in escrow for partial repayment of the Morila project loan. Refer to Note 14.2.					
6. RECEIVABLES					
Trade		6 089	2 405	336	-
Taxation debtor		3 057	3 393	42	103
Other		5 004	8 038	1 548	4 544
Owing by related party		112	-	-	-
Syama equipment debtors		-	2 722	-	-
		14 262	16 558	1 926	4 647
7. INVENTORIES					
Consumable stores		9 050	7 417	-	-
Ore stockpiles		2 191	1 313	-	-
Gold in process		360	1 013	-	-
		11 601	9 743	-	-
Included in consumable stores are US$3.0 million (2001:US$2.9 million) of inventories which related to the Syama mine which are carried at estimated net realisable value.					
8. PROPERTY, PLANT AND EQUIPMENT					
Mine properties, mine development costs, mine plant facilities and equipment.					
Cost					
At beginning of year		163 076	153 537	321	321
Additions		6 082	14 650	-	-
Disposals		(618)	(5 111)	-	-
		168 540	163 076	321	321
Accumulated depreciation					
At beginning of year		83 339	76 242	134	26
Charge for the year		8 765	7 097	187	108
		92 104	83 339	321	134
NET BOOK VALUE		76 436	79 737	-	187

77

8. PROPERTY, PLANT AND EQUIPMENT *(contd)*

LONG-LIFE ASSETS

Long-life assets are those assets which are amortised over the life of the mine and are comprised of the metallurgical plant, tailings and raw water dams, power plant and mine infrastructure. The net book value of these assets was US$61.9 million as at 31 December 2002 (2001:US$65.2 million).

SHORT-LIFE ASSETS

Short-life assets are those assets which are amortised over their useful life and are comprised of motor vehicles and other equipment. The net book value of these assets was US$4.9 million as at 31 December 2002 (2001:US$4.9 million).

UNDEVELOPED PROPERTY

Included in property, plant and equipment are undeveloped property costs of US$9.7 million (2001:US$9.7 million).

Accumulated depreciation is not adjusted upon recognition of an impairment charge, as by adjusting the impairment charge against the historical cost of property, plant and equipment, the net carrying value of property, plant and equipment is adjusted to its recoverable amount.

	Group	
US$000	31 Dec 2002	31 Dec 2001
9. OTHER LONG-TERM ASSETS		
DEFERRED STRIPPING COSTS:		
Opening balance	2 359	368
Additions during the year	5 043	1 991
Closing balance	7 402	2 359

The deferred stripping balances at the end of 2002 and 2001 pertain to the Morila mine. In terms of the life of mine plan, stripping is performed in the earlier years. This results in the cost associated with waste stripped at a rate higher than the expected pit life average stripping ratio, being deferred to those years. These costs will be released in the period where the actual stripping ratio decreases to below such expected pit life ratio. The expected pit life average stripping ratios used to calculate the deferred stripping were 3.68 in 2002 and 4.26 in 2001. These stripping ratios were calculated taking into account the actual strip ratios achieved of 7.15 and 5.86 for 2002 and 2001 respectively.

Notes to the Annual Financial Statements

continued

78

US$000	Notes	Group 31 Dec 2002	Group 31 Dec 2001	Company 31 Dec 2002	Company 31 Dec 2001
10. INVESTMENTS IN SUBSIDIARIES AND JOINT VENTURES					
Investment in Somilo		-	-	5 745	5 745
Investment in Morila		-	-	271	271
Loan - Somisy		-	-	5 771	-
Loan - Morila		-	-	7 654	7 564
Loan - Somilo		-	-	6 354	5 282
		-	-	25 795	18 862

During 2002 the Company advanced US$5.8 million to Somisy for the payment of Rolls-Royce Power Ventures, creditors and ongoing care and maintenance costs. This loan will be repaid from the sale of assets at Syama.

US$000	Notes	Group 31 Dec 2002	Group 31 Dec 2001	Company 31 Dec 2002	Company 31 Dec 2001
11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES					
Trade		2 926	4 264	798	-
Payroll and other compensation		4 475	132	3 621	99
Rolls-Royce Power Ventures		-	4 000	-	-
Other		3 027	1 841	-	346
Owing to holding company		99	185	99	185
Related parties		311	429	-	-
		10 838	10 851	4 518	630
Short-term portion of long-term loans		9 726	11 224	-	3 000
		20 564	22 075	4 518	3 630

On the 16th December 2002, the Company entered into a settlement agreement with Rolls-Royce Power Ventures to end the dispute relating to the failure of the Syama power plant under a 10 year finance lease agreement for US$5.3 million. Under the settlement agreement the Company has paid US$2.7 million in December 2002 and will pay US$1.3 million in 2003 and US$1.3 million in 2004 respectively. The outstanding balance is disclosed under note 14.

12. BANK OVERDRAFT

The Bank overdraft is a Communauté Financière Africaine Franc denominated facility with the Banque de Développement du Mali, is unsecured and bears interest at a fixed rate of 10.25% (2001:10.25%). US$1.2 million (2001:US$1.7 million) of the 1 billion FCFA (US$1.5 million) facility was drawn down.

79

US$000	Notes	Group 31 Dec 2002	Group 31 Dec 2001	Company 31 Dec 2002	Company 31 Dec 2001
13. PROVISION FOR ENVIRONMENTAL REHABILITATION					
Accrued rehabilitation costs		4 972	4 340	-	-

The provisions for close down and restoration costs include estimates for the effect of future inflation and have been discounted to their present value at 6% per annum, being an estimate of the cost of borrowing.

While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Group has estimated that the remaining costs for the Syama mine, in current monetary terms, will be US$2.6 million and will be expended over the next twelve months. Current rehabilitation costs related to Morila are estimated to be US$8.4 million, the majority of which will only be expended in nine years time.

Although limited environmental rehabilitation regulations currently exist in Mali to govern the mines, management has based the environmental rehabilitation provision using the standards as set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the Group's estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates.

The Company is committed to rehabilitation of its properties and to ensure that it is adequately provided to do so it makes use of independent environmental consultants to advise it and it also uses past experience in similar situations to ensure that the provisions for rehabilitation are adequate.

There are no unasserted claims reflected in either of the provisions for Syama or Morila.

While the ultimate clean-up costs may be uncertain, there are no uncertainties with respect to joint and several liability that may affect the magnitude of the contingency at either Syama or Morila as the extent of these obligations are clearly defined in their respective mining conventions.

The total cost of rehabilitation is estimated at US$11 million undiscounted, US$2.6 million of which relates to Syama and will be spent within the next twelve months and US$8.4 million (attributable portion US$3.4 million) of which relates to Morila and the majority of which will only be spent after nine years.

There are no other potentially responsible parties to consider for cost sharing arrangements.

The Company carries insurance against pollution including cost of cleanup. At present, there are no losses and or claims outstanding.

Notes to the Annual Financial Statements

continued

US$000	Notes	Group 31 Dec 2002	Group 31 Dec 2001	Company 31 Dec 2002	Company 31 Dec 2001
14. LONG-TERM LIABILITIES					
Syndicated term loan and revolving facility	14.1	-	33 000	-	33 000
Morila project loan	14.2	14 538	26 372	-	-
Morila finance lease	14.3	7 642	8 272	-	-
BRGM	14.4	833	727	-	-
Morila Air Liquide finance lease	14.5	1 529	-	-	-
N.M. Rothschild loan	14.6	1 841	-	1 841	-
Rolls-Royce Power Ventures	14.7	2 650	-	-	-
		29 033	68 371	1 841	33 000
Less: Current portion disclosed under current liabilities		(9 726)	(11 224)	-	(3 000)
		19 307	57 147	1 841	30 000

14.1 Syndicated Term Loan and Revolving Facility

N.M. Rothschild & Sons Limited acting as agent for a consortium of banks comprising a syndicated loan facility of US$25 million term loan and US$10 million revolving credit facility as follows:

- The syndicated term loan facility of US$25 million was repaid in full during 2002 financial year.
- The syndicated revolving facility of US$10 million was repaid in full during 2002 financial year.

The US$10 million revolving facility which was raised under the syndicated term loan and revolving facility and fully repaid in November 2002, has been increased to US$20 million and remained undrawn at the year end.

14.2 Morila Project Loan

N.M. Rothschild & Sons Limited is acting as agent for a consortium of banks for the Morila project loan. The loan bears interest at US three month LIBOR plus 2% per annum. The loan will be repaid over 5 years commencing on 30 June 2001 and is collateralised over the assets of the Morila project whose book value at 31 December 2002 amounted to US$103.4 million (2001:US$79.5 million). Additionally the Company has pledged its interest in Morila Limited and related assets and Morila Limited has pledged its interest in Morila and related assets to secure Morila's obligations under this loan. It is non-recourse to the Company. The weighted average interest rate for the year ended 31 December 2002 was 4.05% (2001:5.73%).

Under the terms of this loan, the Company is required to enter into certain gold price forward sales and option contracts in respect of approximately 25%-30% percent of Morila's first five years of production.

Various debt covenants apply to the loan, including:

- Hedging arrangements as stipulated by N.M. Rothschild will be put into place. The Company will provide evidence to the effect that Morila Limited or AngloGold Limited has entered into committed hedging agreements and that the proceeds of sale of gold are sufficient to ensure that, as at all calculation dates scheduled, no default would have occurred;
- Limitations on material assets disposals and acquisitions;
- No declaration, payment or distribution of dividends without approval;
- Maintain insurance with reputable insurance companies;

81

14. LONG-TERM LIABILITIES *(contd)*

- Establish the Debt Service Reserve Account with the minimum credit balance on all dates equal to the aggregate principal amount of and interest accruing on the loan and the aggregate amount of premium accruing in connection with the Political Risk Insurance during the six month period commencing on such date;
- No other long-term indebtedness (other than noted below) is to be incurred regarding the Morila project;
- No indebtedness shall exceed US$2 million incurred by way of capital leases other than the contractor for the development of the mine and the Rolls-Royce power plant;
- The Malian Government's principal indebtedness in Morila SA is not to exceed the original US$1.6 million as stipulated in the Convention;
- Certain financial ratios need to be adhered to throughout the loan agreement.

14.3 Morila Finance Lease

Morila finance lease relates to five generators leased from Rolls-Royce for Morila. The lease is repayable over ten years commencing 1 April 2001 and bears interest at a variable rate of which as at 31 December 2002 was approximately 15.54% per annum. The lease is collateralised by plant and equipment whose net book value at 31 December 2002 amounted to US$8.1 million (2001:US$6.4 million). Average lease payments of US$0.8 million are payable in installments over the term of the lease. The Company has together with AngloGold Limited jointly guaranteed the repayment of this lease.

14.4 BRGM

The Bureau de Recherches Géologiques et Minières ("BRGM") loan is uncollateralised and bears interest at the base rate of The Central Bank of Western African States plus 2% per annum. The loan is repayable from cash flows of the Loulo mine after repayment of all other loans.

14.5 Morila Air Liquide Finance Lease

Morila Air Liquide finance lease relates to three oxygen generating units leased from Air Liquide. The lease is payable over 10 years commencing 1 December 2000 and bears interest at a variable rate which as at 31 December 2002 was approximately 17% per annum. The lease is collateralised by the production units whose net book value at 31 December 2002 amounted to US$1.3 million.

14.6 N.M. Rothschild Loan

On 28 August 2002, the Syama hedge transactions were closed through a cancellation agreement with N.M. Rothschild & Sons Limited. On that date the Company agreed to buy gold call options to offset existing positions with N.M. Rothschild & Sons Limited comprising sold call 148 500 ounces at US$353/oz at a cost of US$1 805 760. In lieu of the existing premium due N.M. Rothschild & Son Limited agreed to lend to the Company the sum of US$1 805 760 on a pre-agreed repayment schedule to repay the loan monthly through the 2004 financial year. The loan interest was accrued and fixed at the prevailing Libor rate plus 3% per annum.

14.7 Rolls-Royce Power Ventures

The Rolls-Royce Power Ventures loan relates to the settlement reached in respect of the Syama Power Supply Contract. As at 31 December 2002, a total liability of US$2.7 million was outstanding, after an initial payment of US$2.7 million in December 2002 was made. In terms of the Settlement Agreement the outstanding balance will bear interest at libor plus 2% per annum on the outstanding balance and be paid in two equal payments plus interest in December 2003 and December 2004. (Refer to Note 11.)

Notes to the Annual Financial Statements

continued

US$000	Notes	Group 31 Dec 2002	Group 31 Dec 2001	Company 31 Dec 2002	Company 31 Dec 2001
14. LONG-TERM LIABILITIES *(contd)*					
14.8 Maturities					
The long-term liabilities mature over the following periods:					
Year ending 31 December 2001		-	11 224		
Year ending 31 December 2002		9 726	14 593		
Year ending 31 December 2003		11 380	15 770		
Year ending 31 December 2004		1 064	21 408		
Year ending 31 December 2005		1 122	954		
Year ending 31 December 2006		1 158	1 122		
Year ending 31 December 2007		1 090	1 158		
Thereafter -		3 493	2 142		
		29 033	68 371		
15. LOANS FROM MINORITY SHAREHOLDERS IN SUBSIDIARIES					
SOMISY	15.1				
International Finance Corporation - principal amount		-	7 129		
Malian Government - principal amount		4 345	4 345		
		4 345	11 474		
International Finance Corporation deferred interest		-	5 201		
Malian Government - deferred interest		3 221	3 221		
		3 221	8 422		
		7 566	19 896		
SOMILO	15.2				
Malian Government - principal amount		436	436		
- deferred interest		1 504	1 293		
		1 940	1 729		

15.1 Somisy

The loans to Somisy are uncollateralised and the principal portion is repayable in full on 15 December, 2003 provided there was "net cash available" (as defined in the loan agreements) in Somisy.

83

15. LOANS FROM MINORITY SHAREHOLDERS IN SUBSIDIARIES *(contd)*

The original terms of the loans provide for interest, payable monthly at an average three month US$ LIBOR plus 2%. All or part of the interest due could be deferred if "net cash available" was insufficient to pay in full. Deferred interest also incurred interest at the stated rate. To date, no interest has been paid. Interest has been waived by mutual agreement between the parties as of May 2001 due to the suspended status of the operation.

Under the terms of the loans, the minority shareholders have a binding agreement not to claim payment on these loans until they have made good their share of the acccumulated loss. Unless there is net cash available at the loan settlement date, the loan will be discharged to the extent of the minority shareholders share of the accumulated losses.

The Company purchased the IFC holding of 5% in July 2002 for a nominal amount, thereby acquiring the IFC loan interest in Syama. The loan is treated as an inter-company balance and is eliminated on consolidation.

15.2 Somilo

The Malian Government loan to Somilo is uncollateralised and bears interest at the base rate of the Central Bank of West African States plus 2%. The loan is repayable from cash flows of the Loulo mine after repayment of all other loans.

Losses of Somisy and Somilo have been attributed to the minority shareholders as their loans are not repayable until there is "net available cash". In the event of a liquidation of Somisy and Somilo the shareholders loans and deferred interest are not guaranteed.

		Group	
US$000	Notes	31 Dec 2002	31 Dec 2001
16. LIABILITIES ON FINANCIAL INSTRUMENTS			
Mark to market of speculative financial instruments at year end	16.1	(761)	707
Financial instrument liability	16.2	8 291	1 745
		7 530	2 452

16.1 This reflects the mark-to-market adjustment on those derivative instruments which do not, under the Group's accounting policy, qualify for hedge accounting. These derivative instruments are further detailed in note 21.

16.2 The financial instrument liability relates to Morila derivative instruments which qualify for hedge accounting. These derivative instruments are further detailed in note 21.

84

17. PENSION AND PROVIDENT FUNDS

The Company contributes to several defined contribution provident funds. The provident funds are funded on the "money accumulative basis" with the members' and Company contributions having been fixed in the constitutions of the funds.

All the Company's employees are covered by the abovementioned retirement benefit plans other than those directly employed by Somisy and Morila. Retirement benefits for employees of Somisy and Morila are provided by the Mali state social security system to which the Company and employees contribute a fixed percentage of payroll costs each month. Fund contributions by the Company for the years ended 31 December 2002 and 31 December 2001 amounted to US$0.2 million and US$0.3 million respectively.

18. GEOGRAPHICAL AND SEGMENTAL INFORMATION

The Company's mining and exploration activities are conducted in West Africa. An analysis of the Company's business segments, excluding intergroup transactions, is set out below.

In January 2001, the Company announced suspension of mining operations at Syama and to put the mine on care and maintenance. Processing of Stockpiles continued until early December 2001, when the operation was placed on full care and maintenance. Syama's results are disclosed separately in the table below.

85

Year ended 31 Dec 2002

18. GEOGRAPHICAL AND SEGMENTAL INFORMATION *(contd)*

	Group's 40% share of Morila Mine	Syama (Mali)	Corporate and Exploration	Total
(A) *PROFIT AND LOSS*				
Gold sale	131 440	-	-	131 440
Termination costs related to closure of Syama	-	-	-	-
Mine production costs	(22 234)	-	-	(22 234)
Mining operating profit/(loss)	109 206	-	-	109 206
Royalties	(9 185)	-	-	(9 185)
Interest expense	(2 631)	-	(1 055)	(3 686)
Interest received	195	-	30	225
Depreciation and amortisation	(8 578)	-	(187)	(8 765)
Gain on financial instruments	429	(775)	-	(346)
Other income/(expenses)	295	(4 777)	(773)	(5 255)
Exploration and corporate expenditure	(575)	-	(16 111)	(16 686)
Income/(loss) before tax and minority interest	89 156	(5 552)	(18 096)	65 508
Tax and minority interest	-	-	220	220
Net income/(loss)	89 156	(5 552)	(17 876)	65 728
CAPITAL EXPENDITURE	5 464	-	-	5 464
TOTAL ASSETS	116 720	8 571	48 567	173 858
TOTAL EXTERNAL LIABILITIES	44 213	8 375	2 285	54 873
NET CASH FLOWS GENERATED BY/ (UTILISED IN) OPERATIONS	88 112	(5 012)	(12 467)	70 633
DIVIDENDS	(56 800)	-	56 800	-
NET CASH FLOWS GENERATED BY/(UTILISED IN) INVESTING ACTIVITIES	(5 538)	-	22	(5 516)
NET CASH (UTILISED IN)/GENERATED FROM FINANCING ACTIVITIES	(10 663)	5 559	(7 065)	(12 169)
NET INCREASE IN CASH AND EQUIVALENTS	15 111	547	37 290	52 948
NUMBERS OF EMPLOYEES	-	19	101	120

Notes to the Annual Financial Statements

continued

Year ended 31 Dec 2001

86

	Group's 40% share of Morila Mine	Syama (Mali)	Corporate and Exploration	Total
18. GEOGRAPHICAL AND SEGMENTAL INFORMATION ***(contd)***				
(B) *PROFIT AND LOSS*				
Gold sales	67 431	16 723	-	84 154
Termination costs related to closure of Syama	-	(1 470)	-	(1 470)
Mine production costs	(21 017)	(23 867)	-	(44 884)
Mining operating profit/(loss)	46 414	(8 614)	-	37 800
Royalties	(4 748)	(1 053)	-	(5 801)
Interest expense	(2 277)	(1 009)	(781)	(4 067)
Interest received	243	-	2 050	2 293
Depreciation and amortisation	(6 815)	-	(282)	(7 097)
Gain on financial instruments	(214)	7 638	-	7 424
Other income/(expenses)	(344)	(4 709)	1 039	(4 014)
Exploration and corporate expenditure	70	-	(9 379)	(9 309)
Income/(loss) before tax and minority interest	32 329	(7 747)	(7 353)	17 229
Tax and minority interest	-	260	270	530
Net income/(loss)	32 329	(7 487)	(7 083)	17 759
CAPITAL EXPENDITURE	9 795	2 805	1 382	13 982
TOTAL ASSETS	89 329	14 246	15 979	119 554
TOTAL EXTERNAL LIABILITIES	40 770	13 214	35 073	89 057
NET CASH FLOWS GENERATED BY/ (UTILISED IN) INVESTING OPERATIONS	26 838	(8 810)	3 242	21 270
DIVIDENDS	(6 400)	-	6 400	-
NET CASH FLOWS GENERATED BY/ (UTILISED IN) ACTIVITIES	(13 757)	(3 668)	3 412	(14 013)
NET CASH (UTILISED IN)/GENERATED FROM FINANCING ACTIVITIES	(8 613)	8 453	(63 919)	(64 079)
NET DECREASE IN CASH AND EQUIVALENTS	(1 932)	(4 025)	(50 865)	(56 822)
NUMBERS OF EMPLOYEES	-	25	140	165

87

19. ADDITIONAL CASH FLOW INFORMATION

Income and mining taxes paid in the consolidated statements of cash flows reflects actual cash paid.

20. FAIR VALUE AND RISKS OF FINANCIAL INSTRUMENTS

The Company's financial instruments are set out in note 21.

In the normal course of its operations, the Company is exposed to commodity price, currency, interest, liquidity and credit risk. In order to manage these risks, the Company may enter into transactions which makes use of off-balance sheet financial instruments. They include mainly gold forward and gold option contracts.

20.1 Concentration of Credit Risk

The Company's financial instruments do not represent a concentration of credit risk because the Company sells its gold to and deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed and a provision for doubtful debt is maintained.

Gold bullion, the Group's principal product, is produced in Mali. The gold produced is sold to reputable gold refineries. Because of the international market for gold the Group believes that no concentration of credit risk exists with respect to the selected refineries to which the gold is sold.

20.2 Foreign Currency and Commodity Price Risk

In the normal course of business, the Group enters into transactions denominated in foreign currencies (primarily South African rands and Communauté Financière Africaine Franc). As a result, the Group is subject to transaction exposure from fluctuations in foreign currency exchange rates.

Generally the Group does not hedge its exposure to gold price fluctuation risk and sells at market spot prices. These prices are in US dollars and do not expose the Group to any currency fluctuation risk. However, during periods of capital expenditure or loan finance, the Company secures a floor price through simple forward contracts and options whilst maintaining significant exposure to spot prices. Approximately 20% of Morila's planned production has been sold forward for the years 2003 to 2004.

20.3 Interest Rates and Liquidity Risk

Fluctuation in interest rates impact on the value of income received from short-term cash investments and interest payment relating to financing activities (including long-term loans), giving rise to interest rate risk.

In the ordinary course of business, the Company receives cash from its operations and is required to fund working capital and capital expenditure requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimising risks. The Group has been able to in the past actively source financing through public offerings, shareholders loans and third party loans.

Notes to the Annual Financial Statements

continued

88

US$000	31 Dec 2002 Carrying Amount	31 Dec 2002 Fair Value	31 Dec 2001 Carrying Amount	31 Dec 2001 Fair Value
21. FAIR VALUE OF FINANCIAL INSTRUMENTS				
The following table presents the carrying amounts and fair values of the Company's financial instruments outstanding at 31 December 2002 and 2001. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.				
Financial assets				
Cash and equivalents	59 631	59 631	6 683	6 683
Restricted cash	4 526	4 526	4 474	4 474
Receivables	14 262	14 262	16 558	16 558
Financial liabilities				
Accounts payable	20 564	20 564	22 075	22 075
Bank overdraft	1 170	1 170	1 708	1 708
Long-term debt (excluding loans from outside shareholders)	19 307	19 307	57 147	57 147
Liabilities on financial instruments - refer note 16	7 530	7 530	2 452	2 452

Financial instruments

Details of on balance sheet gold derivative contracts as at 31 December 2002:

31 Dec 2002

	HEDGING INSTRUMENTS				UNMATCHED INSTRUMENTS			
	Puts Purchased		Forward Sales		Purchased Calls		Calls Sold	
MATURITY DATES	Ounces	US$/oz	Ounces	US$/oz	Ounces	US$/oz	Ounces	US$/oz
MORILA								
(attributable portion)								
31 December, 2003	-	-	60 581	275	21 446	350	-	-
31 December, 2004	-	-	51 941	275	18 384	360	-	-

89

31 Dec 2001

MATURITY DATES	HEDGING INSTRUMENTS				UNMATCHED INSTRUMENTS			
	Puts Purchased		Forward Sales		Purchased Calls		Calls Sold	
	Ounces	US$/oz	Ounces	US$/oz	Ounces	US$/oz	Ounces	US$/oz

21. FAIR VALUE OF FINANCIAL INSTRUMENTS *(contd)*

MORILA								
(attributable portion)								
31 December, 2002	24 000	275	67 296	275	23 822	340	24 000	310
31 December, 2003	-	-	60 576	275	21 446	350	-	-
31 December, 2004	-	-	51 936	275	18 384	360	-	-
SYAMA								
31 December, 2004	-	-	-	-	-	-	148 500	353

The total fair value of the above financial instruments as at 31 December 2002 was a loss of US$7.5 million (2001:US$2.5 million).

ESTIMATION OF FAIR VALUES

Receivables, restricted cash, accounts payable, bank overdrafts and cash and equivalents.

The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

Long-term debt

The fair value of market-based floating rate long-term debt is estimated using the expected future payments discounted at market interest rates.

No fair value is determinable for the loans from minority shareholders as repayment is contingent on net available cash from the projects.

Gold price contracts

The fair value of gold price forward and option contracts has been determined by reference to quoted market rates at year-end balance sheet dates.

Notes to the Annual Financial Statements

continued

Group

US$000	Year ended 31 Dec 2002	Year ended 31 Dec 2001
22. COMMITMENTS AND CONTINGENT LIABILITIES		
22.1 Capital Expenditure		
Contracts for capital expenditure	794	150
Authorised but not contracted for	73	1 537
	867	1 687

23. RELATED PARTY TRANSACTIONS

Due to the Company not having a corporate presence in South Africa, a service agreement was entered into with its holding company, Randgold & Exploration Company Limited. In terms of the agreement, the Company reimburses its holding company for the actual expenditure incurred on its behalf including office accommodation, payroll administration and other services.

Reimbursements charged for the year ended 31 December 2002 amounted to US$0.1 million (2001:US$0.4 million). Included in accounts payable is an amount of US$0.1 million owing to the holding company at 31 December 2002 (2001:US$0.2 million).

In terms of the Operator Agreement between Morila SA and AngloGold Services Mali SA, a management fee, calculated as 1% of the total sales of Morila, is payable to AngloGold Service Mali SA quarterly in arrears. The attributable management fees for the year ended 31 December 2002 amounted to US$1.3 million (2001:US$0.7 million).

24. PRO FORMA INFORMATION

Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute industry standard, by gold ounces produced for all periods presented. The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which has developed a uniform format for reporting production costs on a per ounce basis. The standard was first adopted in 1996 and revised in November 1999.

Total cash costs, as defined in the Gold Institute standard, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping and royalties. The transfer to and from deferred stripping is calculated based on the actual historical waste stripping costs, as applied to a life of mine estimated stripping ratio. The costs of waste stripping in excess of the life of mine estimated striping ratio, are deferred and charged to production, at the average historical cost of mining the deferred waste, when the actual stripping ratio is below the life of mine stripping ratio. The net effect is to include a proportional share of total estimated stripping costs for the life of the mine, based on the current period ore mined. We have calculated total cash costs on a consistent basis for all periods presented.

Total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IAS measures or an indicator of our performance. While the Gold Institute has provided a definition fro the calculation of total cash costs per ounce, the calculation of total cash costs per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, we believe that total cash costs per ounce is a useful indicator to investors and management of a mining company's performance as it provides an indication of a company's profitability and efficiency, the trends in costs as the company's operation mature, a measure of a company's gross margin per ounce, by comparison of total cash costs per ounce to the spot price of gold, and a benchmark of performance to allow for comparison against other companies.

91

Group

US$000	Year ended 31 Dec 2002	Cost per ounce US$	Year ended 31 Dec 2001	Cost per ounce US$
24. PRO FORMA INFORMATION *(contd)*				
Gold produced – ounces	421 126		252 660	
Gold sales revenue	131 440		67 431	
Cost of sales				
Production costs	26 689		22 554	
Transport and refinery costs	588		454	
Transfer to deferred stripping costs	(5 043)		(1 991)	
Cash operating costs	22 234	52	21 017	83
Royalties	9 185		4 748	
Total cash costs	31 419	74	25 765	102
Profit from mining activity	100 021		41 666	
Depreciation and amortisation	8 765		7 097	
Exploration and corporate expenditure	16 686		9 187	
Profit from operations	74 570		25 382	
Interest received	225		2 293	
Interest expense	(3 686)		(3 058)	
Profit/(loss) on financial instruments	429		(214)	
Other income and (expenses)	(478)		573	
Profit on ordinary activities of continuing operations	71 060		24 976	
Discontinued operation – Syama	(5 552)		(7 747)	
Profit before taxes and minority interests	65 508		17 229	
Income tax	-		(126)	
Minority shareholders' interest	220		656	
Net profit	65 728		17 759	

Subsidiary and Joint Venture Companies

at 31 December 2002

Interest of Randgold Resources

		Issued Share Capital	Effective Holding %	Shares 31 Dec 2002 US$000	Shares 31 Dec 2001 US$000	Indebtedness 31 Dec 2002 US$000	Indebtedness 31 Dec 2001 US$000
Mining Investments Jersey Limited	+	2	100	-	-	-	-
Randgold Resources (Côte d'Ivoire) Limited	+	2	100	-	-	-	-
Randgold Resources Côte d'Ivoire SARL (incorporated in Côte d'Ivoire)		835	100	-	-	-	-
Randgold Resources (Mali) Limited	+	2	100	-	-	-	-
Randgold Resources Mali SARL	**	2	100	-	-	-	-
Randgold Resources (Senegal) Limited	+	2	100	-	-	-	-
Randgold Resources (Somisy) Limited	+	2	100	-	-	-	-
Randgold Resources Tanzania (T) Limited (incorporated in Tanzania)		2	100	-	-	-	-
Somilo SA	**	97 407	80	5 745	5 745	6 354	5 282
Somisy SA	**	45 000	80	-	-	5 771	-
Joint Venture Oxford/Randgold SARL	#	100	65	-	-	-	-
Morila Limited	# +	2	50	-	-	-	-
Morila SA	**	14 285	40	271	271	7 654	7 564
				6 016	6 016	19 779	12 846

Aggregate after-tax profits for the year attributable to the Company from its subsidiary and joint venture companies amount to US$48.9 million (2001:US$16.4 million).

Note:

\+ *Companies incorporated in Jersey, Channel Islands*

** *Companies incorporated in Mali*

\# *Joint venture company*

93

Annual Resource and Reserve Declaration

at 31 December 2002

Mine/ Project Category	Tons (Mt) 2002	Tons (Mt) 2001	Grade(g/t) 2002	Grade(g/t) 2001	Gold (Mozs) 2002	Gold (Mozs) 2001	Attrib. Gold (Mozs)
MEASURED, INDICATED AND INFERRED MINERAL RESOURCES							
Morila (40%)							
Measured	5.34	2.21	5.52	1.80	0.95	0.13	-
Indicated	27.00	34.13	4.32	4.53	3.75	4.97	-
Sub-total	32.34	36.34	4.52	4.37	4.70	5.10	1.88
Inferred	4.74	10.55	3.40	2.44	0.52	0.83	0.21
Sub-total	37.08	46.89	4.37	3.93	5.21	5.93	2.09
Loulo (80%)							
Measured	17.77	17.76	3.88	3.92	2.23	2.24	-
Indicated	8.70	8.26	4.37	4.27	1.23	1.13	-
Sub-total	26.47	26.02	4.04	4.03	3.46	3.37	2.77
Inferred	7.66	7.66	3.26	3.24	0.80	0.80	0.64
Sub-total	34.13	33.68	3.88	3.85	4.26	4.17	3.41
Tongon (Nielle)							
Measured and Indicated	-	-	-	-	-	-	-
Inferred	34.00	34.00	2.65	2.65	2.89	2.89	2.17
Sub-total	34.00	34.00	2.65	2.65	2.89	2.89	2.17
Syama							
Measured	32.60	32.60	3.05	3.05	3.20	3.20	-
Indicated	17.99	17.99	3.39	3.39	1.96	1.96	-
Sub-total	50.59	50.59	3.17	3.17	5.16	5.16	4.13
Inferred	-	-	-	-	-	-	-
Sub-total	50.59	50.59	3.17	3.17	5.16	5.16	4.13
Total Resources							
Measured and Indicated	109.40	112.95	3.79	3.75	13.32	13.63	8.77
Inferred	46.40	52.21	2.82	2.69	4.21	4.52	3.01
PROVEN AND PROBABLE MINERAL RESERVES							
Morila (40%)							
Proven	4.67	0.88	6.23	3.06	0.94	0.09	-
Probable	23.08	26.85	4.42	4.83	3.28	4.17	-
Sub-total	27.75	27.74	4.72	4.78	4.22	4.26	1.69
Loulo (80%)							
Proven	11.80	13.96	3.70	3.74	1.41	1.68	-
Probable	1.10	0.62	3.00	2.34	0.11	0.05	-
Sub-total	12.90	14.58	3.60	3.68	1.52	1.73	1.22
Total Reserves	40.65	42.32	4.39	4.40	5.74	5.98	2.91

Glossary of Terms

AEM	airborne electromagnetic survey;
ALTERATION	changes in the composition of a rock, generally chemical or mineralogical, brought about by weathering or hydrothermal activity;
AE	Autorisation d'Exploration;
ARSENOPYRITE	a sulphide mineral of arsenic and iron (Fe AsS);
BIRRIMIAN	geological Time Era, about 2.1 billion years ago in which a suite of rocks characteristic to West Africa formed;
BRECCIA/BRECCIATION	rock type, formed from recrystallised fragments of other rocks;
BOUDINAGE	a structure common in strongly deformed sedimentary and metamorphic rock, in which an original continuous competent layer or bed between less competent layers has been stretched, thinned and broken at regular intervals into bodies resembling boudius or sausages;
CARBON-IN-LEACH (CIL)	a gold recovery process;
CRATON	a part of the earth's crust that has attained stability and has been little deformed for a long time;
CUT-OFF GRADE	a grade level below which the ore is considered to be uneconomic;
DILUTION	mixing of ore grade material with non-ore grade/waste material in the mining process;
DIP	inclination of a geological feature/rock from the horizontal;
DNGM	Direction Nationale de Géologie et des Mines;
ELECTROWINNING	chemical process of recovering gold after elution process;
EEP	Exclusive Exploration Permit;
EP	Exploitation Permit;
FOOTWALL	the underlying side of an orebody;
G/T	grammes per metric tonne gold;
GRANITOID	geological rock type;
HANGINGWALL	the overlying side of an orebody;
HYDROTHERMAL	process of injection of heated or hot acqucous-rich solutions into existing rocks;
IP SURVEY	induced polarisation survey;
IGNEOUS	derived from hot material that originated beneath the earth's surface and solidified at or near the surface;
INDICATED RESOURCE	that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm grade continuity but are spaced closely enough for geological continuity to be assumed;
INFERRED RESOURCE	that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability;
INTRUSION	a rock produced by the emplacement and subsequent solidification of hot magma in pre-existing rock;
KRIGING	an interpolation method that minimises the estimation error in the determination of mineral resources;
LENTICULAR	resembling in shape the cross section of a lens;
MDM	Metallurgical Design and Management;
MEASURED RESOURCE	that portion of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity;
METAMORPHISM	alteration of rocks and minerals by a combination of heat, pressure and chemical processes over a long time period;

95

METASEDIMENT	a sedimentary rock that has undergone metamorphism;
METAVOLCANIC	a volcanic rock that has undergone metamorphism;
MINERAL RESOURCE	a concentration or occurrence of material of intrinsic economic interest in or on the earth's crust in such a form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories;
MOZ	million troy ounces;
MT	million metric tons;
ORE RESERVE	the economically mineable part of a Measured or Indicated Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and include consideration of and modification by realistically assumed, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves;
PLUTON	an igneous intrusion;
PROBABLE ORE RESERVE	the economically mineable part of an Indicated, and in some circumstances Measured Mineral Resource, it includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out and include consideration of and modification by realistically assumed, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified;
PROVEN ORE RESERVE	the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined, Appropriate assessments, which may include feasibility studies, have been carried out and include consideration of and modification by realistically assumed, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified;
LOWER PROTEROZOIC	era of geological time between 2.5 x 109 and 1.8 x 109 years before the present;
REGOLITH	fragmental and unconsolidated rock material overlying bedrock;
ROM	run of Mine - equivalent to normal feed ore from mining operations;
RP	reconnaissance permit;
SAPROLITE	weathered rock with distinguishable features/minerals of original rock;
SCHIST	a strongly foliated crystalline rock, formed by dynamic metamorphism;
SEDIMENTARY	sourced from erosion of other rocks;
STERILISATION	drilling carried out to ensure there is no hidden mineralisation below of permanent infrastructure (also known as condemnation drilling);
STRIPPING RATIO	ratio of waste material to ore material needed to be moved in an open pit mine;
TAILINGS	finely ground waste rock from which valuable minerals or metals have been extracted;
TERMITARY	geochemical sampling of residual surficial material (mounds) produced by termites;
TPM	meric tonnes per month;
US$	United States dollar;
US$M	million United States dollars;
US$/OZ	United States dollar per ounce;
WEATHERED	rock broken down by erosion;
WHITTLE 4D	an optimisation computer program used for open pit mine design; and
WIREFRAME	outline of an orebody based on varying parameters.

Corporate Directory



DIRECTORS

Roger A R Kebble
David Ashworth
Jean-Antoine Cramer §
R Brett Kebble
Ferdinand Lips ‡
Roger A Williams
Dr D Mark Bristow
Bernard H Asher † ‡
Robert I Israel *
Philippe Liétard §
Dr Aubrey L Paverd §

* *Chairman of the remuneration committee*
† *Chairman of the audit committee*
‡ *Member of the remuneration committee*
§ *Member of the audit committee*

SECRETARY AND REGISTERED OFFICE
David J Haddon
La Motte Chambers, St Helier, Jersey, Channel Islands

REGISTRARS
Computershare Investor Services (Channel Islands) Limited,
PO Box 83, Ordnance House, 31 Pier Road, St Helier, Jersey,
JE 4 8PW, Channel Islands

UNITED STATES DEPOSITARY
American Depositary Receipts, The Bank of New York, Shareholder Relations Department, 101 Barclay Street, New York, NY, 10286

UK TRANSFER OFFICE
Computershare Services PLC 7th Floor, Jupiter House Triton Court, 14 Finsbury Square London, EC2A 1BR

AUDITORS
PricewaterhouseCoopers LLP

PRINCIPAL BANKERS
National Westminster Bank plc, Citibank NA

LEGAL COUNSEL
Ogier & Le Masurier (Jersey); Fulbright & Jaworski LLP (New York)

BROKERS
HSBC Investment Bank plc

LISTING
Randgold Resources Limited was listed on the London Stock Exchange on 1 July 1997 (trading symbol: RRS) and the Nasdaq National Market on 11 July 2002 (trading symbol: GOLD). With effect from 10 March 2003, the Company's ADR ratio was changed from two ordinary shares per one ADR to one ordinary share per one ADR.

INVESTOR RELATIONS
To obtain additional information about the Company or to be placed on the Company's distribution list, please contact:
Kathy du Plessis, Randgold Resources Investor Relations,
c/o du Plessis International Limited, First Floor, Bucklersbury House, 83 Cannon Street, London EC4N 8PE, fax: +44 (0) 20 7457 3240,
e-mail: randgoldresources@dpapr.com

WEB SITE
Our web site is regularly updated to supply you with the latest information on the Company.
www.randgoldresources.com

97

Group Structure

Randgold Resources Limited


100%
Mining Investments
Jersey Limited
50%
Morila Limited
80%
Société des Mines
de Morila S.A.
100%
Randgold Resources
(Côte d'Ivoire) Limited
100%
Randgold Resources
(Côte d'Ivoire) SARL
100%
Randgold Resources
(Mali) Limited
100%
Randgold Resources
Mali SARL
100%
Randgold Resources
(Senegal) Limited
100%
Randgold Resources
(Somilo) Limited
80%
Société des Mines
de Loulo S.A.
100%
Randgold Resources
(Somisy) Limited
80%
Société des Mines
de Syama S.A.
100%
Randgold Resources
Tanzania (T) Limited
65%
Joint Venture
Oxford/Randgold SARL

Operations Directory

BURKINA FASO

Sanmatenga JV, 01 BP 4771,
OUAGADOUGOU 01
Telephone: (226) 36 39 36
Fax: (226) 36 31 46

CÔTE D'IVOIRE

Randgold Resources Côte d'Ivoire,
c/o 01 BP 725, ABIDJAN 01
Telephone: (225) 20 225012
Fax: (225) 20 220516

MALI

Randgold Resources Mali,104 Rue
214 Hippodrome, BP E-1160
BAMAKO
Telephone: (223) 221 38 55
Fax: (223) 221 81 87

SYAMA MINE

Telephone: (223) 22 10 09
Fax: (223) 22 45 91

MORILA MINE

Telephone: (315) 94 24 9927
Fax: (315) 94 24 9811

SENEGAL

Randgold Resources Senegal
67 Ave Andre Peytavin, BP 887
DAKAR
Telephone: (221) 8 23 67 98
Fax: (221) 8 23 62 75

Notice of the Annual General Meeting

A8

Notice is hereby given that the annual general meeting of Randgold Resources Limited will be held in the conference room of The Atlantic Hotel, St. Brelade, Jersey, JE3 8HE, Channel Islands on 5 May 2003 at 08:30 for the following business:

1. To receive and adopt the Company's financial statements for the year ended 31 December 2002 and the Reports of the Directors and of the Auditors.
2. To receive and adopt the Report of the Remuneration Committee.
3. To elect the following as a director who is recommended by the Board for election as a director, having been appointed as a director by the Board during the year and whose appointment automatically ends on the day of this meeting in terms of the Articles of Association of the Company:
   (a) R A Williams - Mr Williams a chartered Accountant was appointed the group financial officer and a director on 1 May 2002.
4. To re-elect the following as directors who are recommended by the Board for re-election as directors and who retire in accordance with the Articles of Association of the Company:
   (a) B H Asher - Mr Asher was appointed to the Board in July 1997. Since then he has served as Chairman of the Audit Committee and as a member of the Remuneration Committee.
   (b) J-A Cramer - Mr Cramer was appointed to the Board in July 1997. Since his appointment, he has served as a member of the Audit Committee.
5. To appoint PricewaterhouseCoopers LLP as auditors of the Company.
6. To approve fees payable to directors as follows:
   (a) directors fees of US$7 500 per meeting;
   (b) members of the Audit Committee to receive fees of US$7 500 per meeting;
   (c) the chairman of the Audit Committee to receive fees of US$10 000 per meeting;
   (d) members of the Remuneration Committee to receive fees of US$5 000 per year;
   (e) the chairman of the Remuneration Committee to receive fees of US$6 000 per year.
7. Special Resolution Number 1
   It is resolved as a special resolution that, the Company be and is hereby authorised pursuant to article 57 of the Companies (Jersey) Law 1991, to purchase, from time to time, of such number of ordinary shares of ten cents each issued by the Company and at such price or prices and on such other terms and conditions as the directors may from time to time determine, but subject to the requirements of the UK Financial Services Authority, Securities Exchange Commission and Nasdaq and:
   (a) This authority shall be valid only until the next annual general meeting of the Company or 18 months from the date on which this special resolution is passed, whichever is the earlier date.
   (b) This authority is limited to the purchase of a maximum of 3 349 166 being 14.9% of the Company's issued ordinary share capital at the time the authority is granted.
   (c) Acquisitions must not be made at a price more than 5% above the weighted average of the listed price for the issued ordinary shares of the Company for the five business days immediately preceding the date of acquisition. For the purpose of this special resolution "business days" shall mean a day upon which commercial banks are open for normal business, not being a Saturday or Sunday.
8. Special Resolution Number 2
   It is resolved that the Articles of Association of the Company be and are hereby amended by deleting the following from articles 162 and 163:
   (a) from article 162.1, the words "and, if the Board so determines, an Auditor may be indemnified," and ",or as Auditor,"; and
   (b) from article 163.1, the words ",or as auditor,"; and, ",auditor".

NOTES

The reason for and effect of special resolution number 1 is to generally approve, in terms of section 57 of the Act, the acquisition by the Company of ordinary shares issued by it subject to the requirements of the UK Financial Services Authority. The directors intend to utilise this authority at such time or times, in respect of such number of shares, at such price and on such terms as they may consider appropriate from time to time. Accordingly, the method by which the Company intends to acquire its securities and the price(s) and date(s) at which the acquisition(s) is(are) to take place are not presently known. The reasons for and effect of special resolution number 2 are mentioned on page 55. The register of directors' interests and copies of all service contracts of the Company will be available during normal business hours at the registered office from the date of this notice until the conclusion of the meeting. A member entitled to attend and vote at the meeting may appoint one or more proxies to attend, vote, speak and act in his/her stead. A proxy need not be a member of the Company. For the convenience of members who are unable to attend the meeting but wish to be represented thereat, a proxy form attached. Attention is drawn to the fact that, if it is to be effective, a completed proxy form must reach Computershare Investor Services (Channel Islands) Limited, at least 48 hours (Saturday, Sunday and public holidays excluded) before the time appointed for the meeting, being 08:30 on Friday, 2 May 2003.

By order of the Board



David J Haddon
Secretary
11 March 2003

Proxy Form

100

for the Annual General Meeting to be held on 5 May 2003 at 08:30

RANDGOLD RESOURCES LIMITED

INCORPORATED IN JERSEY, CHANNEL ISLANDS. REGISTRATION NUMBER 62686

I/We

of

being the holders of ordinary shares

hereby appoint

of

or failing him

of

or failing him, the chairman of the meeting as my/our proxy to vote for me/us and on my/our behalf at the annual general meeting of shareholders of the Company to be held in the conference room of The Atlantic Hotel, St. Brelade, Jersey, JE3 8HE, Channel Islands at 08:30 on 5 May 2003 and at every adjournment of that meeting.

* *(Please indicate with an "X" or tick in the appropriate space below how you wish your votes to be cast.)*

AGENDA ITEM	Vote for	Vote against	Abstain
1. Ordinary resolution – Adoption of the directors' report and accounts			
2. Ordinary resolution – Adoption of the report of the remuneration committee			
3. Ordinary resolution – Election of director			
(a) R A Williams			
4. Ordinary resolution – Re-election of directors			
(a) B H Asher (Chairman of Audit Committee and member of the Remuneration Committee)			
(b) J-A Cramer (Member of Audit Committee)			
5. Ordinary resolution – Appoint Pricewaterhouse-Coopers LLP as auditors of the Company			
6. Ordinary resolution – Approve the fees payable to the directors			
7. Special resolution – Approve the buy back of ordinary shares			
8. Special resolution – Approve amendment to Articles - deletion of right to indemnify auditors			

Signed at on 2003

Signature(s)

Assisted by me

(WHERE APPLICABLE)

Full names of signatory if signing in a representative capacity. Please use block letters.

Notes to the Proxy

101

for the Annual General Meeting to be held on 5 May 2003 at 08:30

Instructions for signing and lodging the annual general meeting proxy form:

1. A deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alterations must be signed, not initialled.
2. The Chairman shall be entitled to decline to accept the authority of the signatory;
   (a) under the power of attorney; and
   (b) on behalf of the Company,

   unless the power of attorney or authority is deposited at the office of the Company's registrars being Computershare Investor Services (Channel Islands) Limited (see address details below) not less than 48 hours (Saturdays, Sundays and public holidays excluded) before the time for holding the meeting.
3. The signatory may insert the name of any person(s) whom the signatory wishes to appoint as his proxy in the blank spaces provided for that purpose.
4. When there are joint holders of shares and if more than one such joint holders be present or represented, then the person whose name appears first in the register in respect of such shares or his proxy, as the case may be, shall alone be entitled to vote in respect thereof.
5. The completion and lodging of this form of proxy will not preclude the signatory from attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such signatory wish to do so.
6. If the signatory does not indicate in the appropriate place on the face hereof how he wishes to vote in respect of any resolutions, his proxy shall be entitled to vote as he deems fit in respect of that resolution.
7. The chairman of the general meeting may reject or accept any proxy form which is completed other than in accordance with these instructions, provided that he is satisfied as to the manner in which a member wishes to vote.
8. If the shareholding is not indicated on the form of proxy, the proxy will be deemed to be authorised to vote the total shareholding registered in the shareholder's name.

REGISTRARS
Computershare Investor Services (Channel Islands) Limited
PO Box 83
Ordnance House
31 Pier Road, St Helier
Jersey JE4 8PW
Channel Islands
Tel: (01534) 825 203

Shareholders' Diary

Financial year end	31 December	Announcement of quarterly results	
Annual general meeting	5 May 2003	*First quarter*	*14 May 2003*
		Second quarter	*13 August 2003*
		Third quarter	*12 November 2003*
		Year end and fourth quarter	*11 February 2004*

Analysis of Shareholding

at 31 December 2002

	Number of Shareholders	Percentage of Shareholders	Number of Shares	% Shares in Issue
Size of shareholding				
1 – 10 000	61	68.53	230 572	0.83
10 001 – 25 000	10	11.24	175 120	0.63
25 001 – 50 000	4	4.49	149 763	0.54
50 001 – 500 000	10	11.24	1 639 189	5.93
500 001 – 1 000 000	2	2.25	1 715 966	6.21
Over 1 000 000	2	2.25	23 753 130	85.86
	89	100.00	27 663 740	100.00
Type of shareholder				
Individuals	33	37.08	420 869	1.52
Investment and trust companies	2	2.25	74 775	0.27
Nominee companies	51	57.30	13 096 875	47.34
Other corporate bodies	3	3.37	14 071 221	50.87
	89	100.00	27 663 740	100.00

Shareholdings over 5 per cent

According to the Company's register of members at the date of this report, the following are registered as holding 5 per cent or more of the issued capital of the Company:

	Shareholding	Percentage
Randgold Resources (Holdings) Limited	13 312 481	48.12
BNY (Nominees) Limited*	11 393 130	41.18

* *Shares held by BNY (Nominees) Limited are held for and on behalf of the Company's ADR holders.*

Designed and produced by du Plessis Associates